Superior Energy Services, Inc. 2002 Annual Report

ARS


SUPERIOR
ENERGY SERVICES, INC.


03056606


SEC MAIL PROCESSING
RECEIVED
APR 1 8 2003
WASH, D.C.
187
SECTION

P.E.
12-31-02

A Superior Strategy: Delivering Value Through Innovative Solutions



Financial Highlights

	2002	2001	2000
Revenues	**$ 443.1**	$ 449.0	$ 257.5
Gross Profit	**184.8**	211.7	109.9
Operating Income	**57.0**	105.0	43.4
Net Income	**21.9**	53.8	18.3
Diluted Earnings Per Share	**0.30**	0.77	0.28
Cash Flows from Operations	**$ 87.3**	$ 89.3	$ 30.6
Capital Expenditures	**104.5**	83.9	58.3
Depreciation and Amortization	**41.6**	33.4	22.3
Cash and Cash Equivalents	**$ 3.5**	$ 3.8	$ 4.3
Current Assets	**129.6**	135.5	88.8
Total Assets	**727.6**	665.5	430.7
Current Liabilities	**68.6**	78.9	53.7
Long-Term Debt, Less Current Portion	**256.3**	269.6	146.4
Stockholders' Equity	**335.3**	269.6	206.2
Number of Employees	**3,500**	3,300	2,500

Corporate Profile

Superior Energy Services, Inc. is a highly diversified provider of primarily production-related services, rentals and liftboats whose geographic focus has historically been the Gulf of Mexico. Over the past few years Superior has significantly increased its exposure to the well through both internal growth and strategic acquisitions and has expanded the company's geographic focus to certain international market areas. Today, Superior employs approximately 3,500 people and operates 72 facilities located throughout the Gulf Coast and in Canada, Venezuela, Trinidad, Australia and Western Europe.

Table of Contents

At-a-Glance

Well Intervention Group

The group provides traditional production-related services required from the time a wellhead is set through the time a well is plugged and abandoned. These services include cased-hole logging (electric line), coiled tubing, hydraulic drilling, mechanical wireline, pumping and stimulation, rigless workover, well control, well performance, testing and evaluation, and rigless plug and abandonment.

Marine Services

Superior owns and operates the largest and most diverse fleet of liftboats in the world. Of the Company's 57 liftboats, 44 are available to support Superior's well intervention group or service third-party offshore projects such as construction support, heavy lifts and pipeline tie-ins.

Rental Tools

Superior is a leading supplier of rental tools used to support drilling and production-related projects. Superior owns a wide range of specialized tools that are rented, manufactured or sold based on project needs. These tools include connecting iron, drill pipe, stabilizers and hole openers, handling tools, on-site accommodations, pressure control equipment and specialty tubular goods.

Other Oilfield Services

Superior's other oilfield services include dockside and offshore environmental cleaning services, waste management services and oil spill containment products and specialized drilling equipment. In addition, Superior provides a broad range of platform, field management and construction services for the offshore and onshore oil and gas industry, including property management, engineering services, operating labor, transportation, tools and supplies, technical supervision, maintenance, supplemental personnel and logistics services.





To Our Shareholders

Opportunities are born out of challenges. In 2002, your Company employed this philosophy as we – along with our industry – faced multiple hurdles. Although many companies will want to rapidly forget 2002, last year was an opportunity to grow and develop, reaffirm our core values and principles, and continue to advance our mission of delivering value to our customers.

2002: A Year of Opportunities

One of the challenges we faced was the decline in activity brought on by, among other things, concerns over the sustainability of high commodity prices. These concerns resulted from previously high natural gas storage levels and the absence of sustained demand. Geo-political concerns only added to the uncertainty. However, we used this opportunity to expand our earnings power through the addition of, among other things, three large-scale liftboats. We also added management "bench strength" in our marine, coiled tubing, business development and health, safety and environmental (HS&E) areas.

The challenges in the Gulf of Mexico market meant we had to deploy assets elsewhere to generate earnings. In response, we completed a significant well control project in Indonesia and expanded our rental tool offerings into the North Sea and South American market areas. Also, we secured our first large liftboat contract in Venezuela, an area we believe will require further well intervention and production-related services long-term, despite political uncertainty that hampered growth in that market last year. International revenue accounted for approximately $36 million, or 8% of revenue in 2002, up from $21 million, or 5% in 2001.

In periods of lower activity – much like we experienced in 2002 – our rental tools segment contributes a larger portion of revenue and earnings before interest, taxes, depreciation and amortization (EBITDA) than our other segments. Our rental tool businesses are driven more by utilization than pricing, and have lower fixed costs relative to our service and liftboat businesses. This provides stable margins with relatively small fluctuations in revenue. As a result, the rental tool segment can "preserve" its contribution margins despite lower activity levels. In 2002, this segment accounted for 28% of total revenue and 57% of EBITDA. We anticipate more revenue and EBITDA balance between our segments as activity levels improve.

In September and October, hurricanes in the Gulf of Mexico forced activity to shut down for the better part of five weeks. Once the storms passed, we assisted our customers with repair and maintenance projects on platforms and facilities. From mid-October through the rest of the year, virtually every available liftboat was working on storm-related projects. It was also an opportunity to showcase the lifting capabilities of our larger liftboats.

LEFT: *The new 245-ft. Superior Gale will help satisfy the demand for larger multi-purpose liftboats that can support well intervention, bundled services projects, perform heavy lifts and support pipeline tie-ins and other construction projects.*

RIGHT, TOP: *The Superior Victory was transported to Venezuela this year to fulfill the Company's first large liftboat contract in that area.*

RIGHT, BOTTOM: *Expanded rental tool offerings in the North Sea and South American market areas include drill pipe, stabilizers and onsite accommodations.*



2003 and Beyond: Leverage Expanded Asset Base to Increase Customer and Shareholder Value

As you read this annual report, you will find that everything we do is with a focused purpose: delivering value to our customers. We accomplish this through innovation and taking on projects in a rigless fashion that deliver cost-effective and efficient solutions.

We also intend to fulfill this mission by working with our customers in new service arenas. For instance, we intend to participate in the growing subsea intervention market and become a larger player in the shallow water platform removal market, using the heavy lift capabilities of our 245-ft. class and 250-ft. class liftboats. You can read more about these initiatives on the following pages.

Also, you can read about our accomplishments in the area of safety and quality enhancement. To truly compete in this industry, a track record of cost-effectiveness goes a long way, but a lot more is required by our customers. Service providers must demonstrate a commitment to safety and quality, backed by specific expectations and measured results. We have formalized our expectations in these areas, and the results have been excellent.

A new initiative in 2003 involves acquiring, servicing and plugging and abandoning mature oil and gas properties. For many years, we have been asked to acquire mature properties that no longer fit our customers' production profiles. We think the time is right to enter this market. Because we have every tool, service and discipline in-house to enhance production, we believe we can efficiently do for ourselves what we accomplish for our customers – increase production and lower the cost associated with plug and abandonments. This is done through our bundled services approach, where we mobilize multiple services at one time to perform many tasks.

We think this opportunity will provide many advantages. First, we can help smooth the volatility often associated with the cyclical energy industry by working our crews and liftboats during trough periods. Second, by working on our own wells, we can further demonstrate the advantages of our bundled services approach. And third, we can plow the cash flows from production back into our business to take advantage of other growth opportunities.

Make no mistake – we are first and foremost a service company and intend on using this strategy to further demonstrate our capabilities. We envision little to no up-front capital commitment and no exploration risk since our focus will be on maximizing existing production.

We believe our track record of growth speaks for itself. We believe our returns compare favorably with others in our industry over the last several years. We think we are well positioned for a market recovery and have tremendous leverage to an upturn in activity, particularly in the Gulf of Mexico.

The earnings power of our Company has grown dramatically in the past 18 months. But as we have all seen in recent times, the creation of shareholder value requires not only earnings growth, but a commitment to quality, safety, accountability and ethical behavior. Those principles have always been a staple of our Company and were confirmed by our efforts in 2002.

Respectfully,



Terence Hall
Chairman of the Board,
President and Chief Executive Officer



Innovations

Superior delivers value to its customers with innovative approaches to bundled services, platform removals, subsea intervention and rental tool inventory management.

Bundled Services

Superior's bundled services concept involves combining several of the Company's services, tools and liftboats (when necessary) to complete multi-service projects during a single mobilization. This allows customers to recognize considerable time and cost savings, and differentiates Superior as a world-class provider of rigless production-related services and rental tools.

While Superior competes with other companies on a service-by-service basis, its niche is in the bundling concept, where very few competitors can participate. This is because Superior provides every basic service, tool and discipline required to serve the life of a well. In addition, Superior can couple these services and liftboats together in one offering, without going outside of the Company.

In 2002, Superior repeatedly demonstrated the value of this concept by performing a variety of projects, such as workover, re-completions, and plug and abandonment projects on a single mobilization. On average, Superior typically saves its customers approximately 30% to 40% of their estimated costs when employing its bundled services concept. Since the beginning of the third quarter of 2001, Superior has completed more than 100 bundled services projects.

Platform Removal

Superior has continually found ways to deliver customer value through its liftboats. Initially employed as a delivery system, staging area and crew quarters, liftboats have evolved into multi-purpose work platforms. In recent years, liftboats have replaced drilling rigs as "rigless" alternatives in certain production-related applications. Now, Superior is using its larger liftboats to supplant derrick barges in certain platform removal situations.

Superior's large liftboats are an alternative to traditional derrick barges in shallow water, small removal environments because of cost and operational benefits these liftboats deliver, including stability, less sensitivity to weather, significant lifting capabilities and reduced mobilization/demobilization costs.

The removal of platforms and related infrastructure places significant liabilities and environmental responsibilities on oil and gas operators. Due to the aging of these structures, many industry experts believe the removal market may be one of the fastest growing sub-segments of the offshore construction industry.

The platform removal market is also a natural extension for Superior's traditional plug and abandonment offering. A platform removal and salvage project can be scheduled immediately following, and in some cases simultaneous to, a Superior plug and abandonment project, minimizing mobilization and total project costs if the liftboat is already on location.

LEFT: *Superior's bundled services concept differentiates the Company from its competitors by offering customers considerable time and cost savings through complete multi-service projects performed during a single mobilization.*



Subsea Intervention

Historically, Superior's well intervention work has been performed from liftboats and platforms located in the shallow water Gulf of Mexico. In recent years, more development has occurred in deepwater as technology has allowed the industry to extend its exploration reach to greater depths. Subsea wells have become an important component for deepwater development. However, intervention in these wells has historically been expensive. Superior's goal is to reduce this cost by providing rigless well intervention services through its Subsea Intervention Lubricator System (SILS).

Expected to be fully operational in 2003, SILS is a state-of-the-art system allowing access to the subsea well without a riser or diver intervention. SILS gives Superior's surface equipment (mechanical wireline, cased-hole electric line and plug and abandonment services) access to subsea wells, including horizontal trees.

Through an alliance with Oceaneering International, Inc., Superior will provide the SILS, surface equipment and expertise in well intervention, while Oceaneering will provide the dynamically positioned vessel, SILS control hardware and expertise in subsea wells and remotely operated vehicles.

Rental Tool Innovations: Specialty Tubular Goods and Inventory Management

Superior has made a capital commitment to expand its rental tool asset base through the acquisition of innovative specialty rental equipment, specifically oilfield tubulars and handling tools. The Company has one of the largest inventories of specialty rental items in the industry, giving Superior an advantage in the deepwater markets. In addition, Superior offers engineering services to assist its customers in developing drilling programs to fit their unique needs.

Efficient inventory management is a critical component to tracking and maintaining rental tool equipment. For customers, this is an important consideration when selecting a rental tool provider. Superior is expanding its innovative web-based inventory management system which is custom-built to promote effective day-to-day management of active rentals. The system's ability to instantly track equipment to and from Superior's rental tool locations makes it a valuable solution to customers, reducing the amount of misplaced equipment and tracking cost on a daily basis.

As Superior expands its rental tool offerings to certain international markets, innovative specialty rental tools and inventory management becomes even more critical to both the Company and its customers.

LEFT: *Superior is expanding its innovative web-based inventory management system which is custom-built to promote effective day-to-day management of active rentals.*

RIGHT, TOP: *SILS gives Superior's surface equipment access to subsea wells, including horizontal trees. (Photo courtesy of Oceaneering International, Inc.)*

RIGHT, BOTTOM: *Using Superior's Subsea Intervention Lubricator System (SILS) and Oceaneering's Remotely Operated Vehicle (ROV) technology will eliminate the need for a riser from the vessel to the well, resulting in cost savings for the operator. (Photo courtesy of Oceaneering International, Inc.)*







HS&E and Quality

Superior's commitment to delivering value goes beyond cost-effective solutions through its rigless package of services, rental tools and liftboats. It extends to the critical areas of health, safety, the environment (HS&E) and quality.

A company's commitment to HS&E and quality is an assumption most observers make. However, proof of this commitment is in how an organization implements, executes and measures performance in such areas. In the energy industry, this commitment is analyzed and scrutinized by oil and gas producers, and is an important driver in their assessment and selection of service providers. In 2002, Superior formalized its expectations in these areas. Management believes it can further differentiate itself by performing safely and with a high degree of quality. In fact, Superior believes both concepts are interrelated because a quality job also means a safe job.

Health, Safety and Environment

Superior is a performance-driven company whose highest priorities are accident prevention, the health of its employees and protection of the environment. Simply put, the Company believes that no one should get hurt, no environmental damage is acceptable and nothing is more valuable than its employees' health and safety.

Those are the cornerstone principles adhered to by Superior employees at all levels. Last year, management reinforced its commitment to these expectations, requiring managers to audit and, where needed, strengthen their risk assessment, safe operations policies, standard operating procedures, training and emergency preparedness. In addition, managers took steps to encourage employee ownership and participation in Superior's HS&E process. The success of this process is clear – in 2002, Superior's total recordable incident rate (TRIR) improved 29% and its lost time incident rate (LTIR) improved 22%. In fact, Superior's safety statistics place the Company in the top quarter of all oilfield services providers.

Superior also actively measures and investigates spills and other environmental incidents that occur during the course of operations. Similar to the Company's safety aspirations, Superior's goal is to eliminate all environmental incidents. In addition, the Company regularly conducts environmental reviews of its facilities to ensure it meets or exceeds all governmental regulations and internal expectations.

Quality

To ensure the Company continually provides the highest level of job performance for its customers, Superior used the same concepts and philosophy in formalizing its quality program as it did in its HS&E program. Superior's quality program includes a promise to our customers to provide courteous, competent and trained people who will pre-plan all work to ensure jobs begin on time and are completed in alignment with the customer's goals.

In addition, equipment will be pre-tested to ensure the highest level of performance and reliability when it arrives on the job site. All work will be conducted with the first priority of preventing injuries and environmental damage.

To ensure these goals are met, job performance is regularly measured and the results are used to challenge and train employees to achieve continual improvement. Quality touches every part of the Company, and Superior will only be successful by creating a culture where the "Power of One" truly integrates the commitment of each aspect of its business.

TOP: *The cornerstone principles guiding Superior's HS&E and quality initiatives are no one gets hurt, no environmental damage is acceptable and nothing is more valuable than its employees' health and safety.*

LEFT: *Superior's commitment to HS&E and quality is displayed through performance measurement and employee training programs that promote continual improvement.*

RIGHT: *Unique training programs conducted from the "Superior Trainer," a 200-ft. class liftboat footprint on the Harvey, LA campus, gives new employees a preview of what life will be like offshore before ever stepping foot on a liftboat offshore.*

Corporate Information

EXECUTIVE OFFICERS

Terence E. Hall
Chairman, President and
Chief Executive Officer

Kenneth L. Blanchard
Chief Operating Officer

Robert S. Taylor
Chief Financial Officer

DIRECTORS

Terence E. Hall
Chairman, President and
Chief Executive Officer,
Superior Energy Services, Inc.

Ben A. Guill
President, First Reserve Corporation

Richard A. Pattarozzi
Former Vice President,
Shell Oil Company

Richard A. Bachmann
Chairman, President and
Chief Executive Officer,
Energy Partners, Ltd.

Justin L. Sullivan
Director

Joseph R. Edwards
Vice President, First Reserve Corporation

SHAREHOLDER INFORMATION

Superior Energy Services, Inc.
1105 Peters Road
Harvey, LA 70058
Phone: 504-362-4321
Fax: 504-362-4966
www.superiorenergy.com

Exchange
New York Stock Exchange

Ticker Symbol
SPN

Registrar and Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Phone: 718-921-8200
Fax: 718-236-2641

Corporate Counsel
Jones, Walker, Waechter, Poitevent,
Carrere & Denegre, L.L.P.
New Orleans, LA

Independent Accountants
KPMG LLP
New Orleans, LA

Form 10-K
This Annual Report contains Superior Energy Services, Inc.'s 2002 printed Form 10-K as electronically filed with the Securities and Exchange Commission, except for exhibits. Stockholder inquiries should be addressed to Greg Rosenstein, Vice President of Investor Relations and Corporate Secretary.

Forward Looking Statements

In addition to historical information, the letter to stockholders, management's discussion and analysis and other portions of this report include certain forward-looking statements about the Company's future performance, growth opportunities, outlook, plans, alternatives, strategies, expectations and objectives. These statements are based on certain assumptions and analyses made by the Company's management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. Such forward-looking statements are subject to uncertainties that could cause the Company's actual results to differ materially from such statements. Such uncertainties include but are not limited to: the volatility of the oil and gas industry, including the level of offshore exploration, production and development activity; risks of the Company's growth strategy, including the risks of rapid growth and the risks inherent in acquiring businesses; changes in competitive factors affecting the Company's operations; operating hazards, including the significant possibility of accidents resulting in personal injury, property damage or environmental damage; the effect on the Company's performance of regulatory programs and environmental matters; seasonality of the offshore industry in the Gulf of Mexico; the Company's dependence on certain customers; and the potential shortage of skilled workers. These and other uncertainties related to the business are described in detail in the Company's Annual Report on Form 10-K for the year ended December 31, 2002. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update any of its forward-looking statements for any reason.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2002

or

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Transition Period From.........to........

Commission File No. 0-20310

SUPERIOR ENERGY SERVICES, INC.

(Exact name of registrant as specified in its charter)

Delaware *(State or other jurisdiction of incorporation or organization)*	**75-2379388** *(I.R.S. Employer Identification No.)*
1105 Peters Road **Harvey, LA** *(Address of principal executive offices)*	**70058** *(Zip Code)*

Registrant's telephone number: (504) 362-4321

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.001 Par Value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes X No___

The aggregate market value of the voting stock held by non-affiliates of the Registrant at June 28, 2002 based on the closing price on the New York Stock Exchange on that date was $560,225,000.

The number of shares of the Registrant's common stock outstanding on March 14, 2003 was 73,833,359.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information called for by Items 10, 11, 12 and 13 of Part III will be included in an amendment to this Form 10-K or incorporated by reference from the Registrant's definitive proxy statement to be filed pursuant to Regulation 14A.

SUPERIOR ENERGY SERVICES, INC.
Annual Report on Form 10-K for
the Fiscal Year Ended December 31, 2002

TABLE OF CONTENTS

PART I

Items 1. & 2. Business and Properties

General

We are a leading provider of specialized oilfield services and equipment focused on serving the production-related needs of oil and gas companies in the Gulf of Mexico. We believe that we are one of the few companies in the Gulf of Mexico capable of providing most of the post wellhead products and services necessary to maintain offshore producing wells, as well as plug and abandonment services at the end of their life cycle. We believe that our ability to provide our customers with multiple services and to coordinate and integrate their delivery allows us to maximize efficiency, reduce lead time and provide cost-effective solutions for our customers.

Over the past several years, we have significantly expanded the geographic scope of our operations and the range of production-related services we provide through both internal growth and strategic acquisitions. We have expanded our geographic focus to select international market areas and added complementary product and service offerings. Currently, we provide a full range of products and services for our customers, including well intervention services, marine services, rental tools and other oilfield services.

Operations

Well Intervention Services. We provide well intervention services that stimulate oil and gas production using platforms or liftboats rather than through the use of a drilling rig, which we believe provides a cost advantage to our customers. These services include coiled tubing, electric wireline, mechanical wireline, pumping and stimulation, artificial lift, well control, snubbing, recompletion, engineering and well evaluation services. We are the leading provider of mechanical wireline services in the Gulf of Mexico with approximately 180 offshore wireline units, 20 land wireline units and 13 dedicated liftboats configured specifically for wireline services. We also perform both permanent and temporary plug and abandonment services.

In 2003, in order to provide additional opportunities for our well intervention and platform management businesses, we announced that we were evaluating the acquisition of mature, shallow water oil and gas properties in the Gulf of Mexico primarily in exchange for assuming plugging and abandonment obligations. We intend to seek to acquire properties from our customers with several years of estimated remaining productive life and to provide all of our services to the properties to produce any remaining proven oil and gas reserves. Our focus will be on production so we will not participate in any exploratory drilling on any properties we may acquire except in a way that does not expose us to risking capital on exploratory drilling. We have not yet acquired any properties.

Marine Services. We own and operate the largest and most diverse liftboat fleet in the world. A liftboat is a self-propelled, self-elevating work platform with legs, cranes and living accommodations. We believe that our liftboat fleet is highly complementary to our well intervention services. Our fleet consists of 57 liftboats, including 13 liftboats configured specifically for wireline services and 44 in our rental fleet with leg-lengths from 65 feet through 250 feet. In 2002, we constructed and placed into service two 245-foot class liftboats and one 250-foot class liftboat. All but one of our liftboats are currently operating in the Gulf of Mexico and represent approximately 27% of the liftboats operating in the Gulf of Mexico. We currently have a 200-foot class liftboat on contract in Venezuela. We intend to reposition some of our larger liftboats to international market areas under long-term contracts as opportunities arise.

Rental Tools. We are a leading provider of rental tools in the Gulf of Mexico. We manufacture, sell and rent specialized equipment for use with offshore and onshore oil and gas well drilling, completion, production and workover activities. Through internal growth and acquisitions, we have increased the size and breadth of our rental tool inventory and now have 35 locations in all major staging points for offshore oil and gas activities in the Gulf of Mexico. We also have rental tool operations in Venezuela, Trinidad, Canada and the United Kingdom with a limited inventory of rental tools for these market areas. Our rental tools include pressure control equipment, specialty tubular goods, connecting iron, handling tools, drill pipe, bolting equipment, tongs, power swivels and stabilizers. We also provide both land and offshore on-site accommodations through our rental tools segment.

Other Oilfield Services. We provide a broad range of platform and field management services to the offshore and onshore oil and gas industry, including property management, engineering services, operating labor, transportation, tools and supplies, technical supervision, maintenance, supplemental personnel, and logistics services. We currently provide property management services to approximately 150 offshore facilities in the Gulf of Mexico. We also provide non-hazardous oilfield waste management and environmental cleaning services, including tank and vessel cleaning and safe vessel entry. We also sell oil spill containment inflatable boom and ancillary storage, deployment and retrieval equipment. We also provide other services, including the manufacture and sale of specialized drilling rig instrumentation, electronic torque and pressure control equipment.

For additional industry segment financial information, see note 14 to our consolidated financial statements.

Customers

Our customers have primarily been the major and independent oil and gas companies operating on the U.S. outer continental shelf. In 2002, 2001 and 2000, sales to ChevronTexaco accounted for approximately 12%, 12% and 10% of our total revenue, respectively, primarily in the well intervention and other oilfield services segments. We do not believe that the loss of any one customer would have a material adverse effect on our revenues. However, our inability to continue to perform services for a number of our large existing customers, if not offset by sales to new or other existing customers could have a material adverse effect on our business and operations.

Competition

We operate in highly competitive areas of the oilfield services industry. The products and services of each of our principal operating segments are sold in highly competitive markets, and our revenues and earnings can be affected by the following factors:

- changes in competitive prices,
- oil and gas prices and industry perceptions of future prices,
- fluctuations in the level of activity by oil and gas producers,
- changes in the number of liftboats operating in the Gulf of Mexico,
- the ability of oil and gas producers to generate capital,
- general economic conditions and
- governmental regulation.

We compete with the oil and gas industry's largest integrated oilfield service providers in the production-related services segments in which we operate, including well intervention and other oilfield services. The rental tools divisions of such companies, as well as several smaller companies that are single source providers of rental tools, are our competitors in the rental tools market. In the marine services segment, we compete with smaller companies that provide liftboat services. We believe that the principal competitive factors in the market areas that we serve are price, product and service quality, safety record, equipment availability and technical proficiency.

Our operations may be adversely affected if our current competitors or new market entrants introduce new products or services with better features, performance, prices or other characteristics than our products and services. Further, if additional liftboats are constructed for the Gulf of Mexico market area by our competitors, it will increase the competition for that service. Competitive pressures or other factors also may result in significant price competition that could reduce our operating cash flow and earnings. In addition, competition among oilfield service and equipment providers is affected by each provider's reputation for safety and quality. Although we believe that our reputation for safety and quality service is a key advantage, we cannot assure that we will be able to maintain our competitive position.

Potential Liabilities and Insurance

Our operations involve a high degree of operational risk, particularly of personal injury and damage or loss of equipment. Failure or loss of our equipment could result in property damages, personal injury, environmental pollution and other damage for which we could be liable. Litigation arising from the sinking of a liftboat or a catastrophic occurrence at a location where our equipment and services are used may result in large claims for damages in the future. We maintain insurance against risks that we believe is consistent with industry standards and required by our customers. In addition, changes in the insurance industry have generally led to higher insurance costs and decreased availability of coverage. The availability of insurance covering risks we and our competitors typically insure against may decrease, and the insurance that we are able to obtain may have higher deductibles, higher premiums and more restrictive policy terms.

Governmental Regulation

Our business is significantly affected by the following:

- state and federal laws and other regulations relating to the oil and gas industry,
- changes in such laws and regulations and
- the level of enforcement thereof.

We cannot predict the level of enforcement of existing laws and regulations or how such laws and regulations may be interpreted by enforcement agencies or court rulings in the future. We also cannot predict whether additional laws and regulations will be adopted, or the effect such changes may have on us, our businesses or our financial condition.

Federal and state laws require owners of non-producing wells to plug the well and remove all exposed piping and rigging before the well is permanently abandoned. The timing and need for plug and abandonment services for wells situated on the U.S. outer continental shelf are regulated by the Minerals Management Service (United States Department of the Interior). State regulatory agencies similarly regulate plug and abandonment services within state coastal waters.

A decrease in the level of industry compliance with or enforcement of these laws and regulations in the future may adversely affect the demand for our services. In addition, the demand for our services from the oil and gas industry is affected by changes in applicable laws and regulations. The adoption of new laws and regulations curtailing drilling for oil and gas in our operating areas for economic, environmental or other policy reasons could also adversely affect our operations by limiting demand for our services.

Certain of our employees who perform services on offshore platforms and liftboats are covered by the provisions of the Jones Act, the Death on the High Seas Act and general maritime law. These laws operate to make the liability limits established under state workers' compensation laws inapplicable to these employees. Instead, these employees or their representatives are permitted to pursue actions against us for damages for job related injuries, with generally no limitations on our potential liability.

Our operations also subject us to compliance with certain federal and state pollution control and environmental protection laws and regulations. The technical requirements of these laws and regulations are becoming increasingly complex and stringent, and compliance is becoming increasingly difficult and expensive. We believe that our present operations substantially comply with these laws and regulations and that such compliance has had no material adverse effect upon our operations. Sanctions for noncompliance may include the following:

- revocation of permits,
- corrective action orders,
- administrative or civil penalties and
- criminal prosecution.

Certain environmental laws provide for joint and several strict liabilities for remediation of spills and other releases of hazardous substances. In addition, companies may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. Finally, some environmental statutes impose strict liability, which could render us liable for environmental damage without regard to our negligence or fault. It is possible that changes in environmental laws and enforcement policies, or claims for damages to persons, property, natural resources or the environment could result in substantial costs and liabilities to us. Our insurance policies provide liability coverage for sudden and accidental occurrences of pollution or clean-up and containment in amounts that we believe are comparable to policy limits carried by others in our industry.

Employees

As of February 28, 2003, we had approximately 3,500 employees. None of our employees is represented by a union or covered by a collective bargaining agreement. We believe that our relationship with our employees is good.

Facilities

Our corporate headquarters are located on a 17-acre tract in Harvey, Louisiana. Our other principal operating facility is located on a 32-acre tract in Broussard, Louisiana, which we use to support our rental tools and well intervention group operations. We support the operations conducted by our liftboats from a 3.5-acre maintenance and office facility in New Iberia, Louisiana located on the intracoastal waterway that provides access to the Gulf of Mexico. We also own certain facilities and lease other office, service and assembly facilities under various operating leases. We have a total of 72 facilities located in Louisiana, Texas, Alabama, Oklahoma, Venezuela, Australia, Trinidad, the United Kingdom and Canada to support our operations. We believe that all of our leases are at competitive or market rates and do not anticipate any difficulty in leasing suitable additional space as may be needed or extending terms when our current leases expire.

Intellectual Property

We use several patented items in our operations that we believe are important but are not indispensable to our operations. Although we anticipate seeking patent protection when possible, we rely to a greater extent on the technical expertise and know-how of our personnel to maintain our competitive position.

Other Information

We have our principal executive offices at 1105 Peters Road, Harvey, Louisiana. Our telephone number is (504) 362-4321. We also have a world wide web site at http://www.superiorenergy.com. Copies of the annual, quarterly and current reports we file with the SEC, and any amendments to those reports, are available on our web site. The information posted on our web site is not incorporated into this Annual Report.

Cautionary Statements

Certain statements made in this Annual Report that are not historical facts are "forward-looking statements." Such forward-looking statements may include, without limitation, statements that relate to:

- our business strategy, plans and objectives,
- our beliefs and expectations regarding future demand for our products and services and other events and conditions that may influence the oilfield services market and our performance in the future and
- our future expansion plans, including our anticipated level of capital expenditures for, and the nature and scheduling of, purchases or manufacture of rental tools, equipment and liftboats.

Also, you can generally identify forward-looking statements by such terminology as "may," "will," "expect," "believe," "anticipate," "project," "estimate" or similar expressions. Such statements are based on certain assumptions and analyses made by our management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate. We caution you that such statements are only predictions and not guarantees of future performance and that actual results, developments and business decisions may differ from those envisioned by the forward-looking statements.

Risk Factors

All phases of our operations are subject to a number of uncertainties, risks and other influences, many of which are beyond our control. Any one of such influences, or a combination, could materially affect the accuracy of the forward-looking statements and the projections on which the statements are based. Some important factors that could cause actual results to differ materially from the anticipated results or other expectations expressed in our forward-looking statements include the following:

We are subject to the cyclical nature of the oil and gas industry.

Our business depends primarily on the level of activity by the oil and gas companies in the Gulf of Mexico and along the Gulf Coast. This level of activity has traditionally been volatile as a result of fluctuations in oil and gas prices and their uncertainty in the future. The purchases of the products and services we provide are, to a substantial extent, deferrable in the event oil and gas companies reduce capital expenditures. Therefore, the willingness of our customers to make expenditures is critical to our operations. The levels of such capital expenditures are influenced by:

- oil and gas prices and industry perceptions of future prices,
- the cost of exploring for, producing and delivering oil and gas,
- the ability of oil and gas companies to generate capital,
- the sale and expiration dates of offshore leases,
- the discovery rate of new oil and gas reserves and
- local and international political and economic conditions.

Although activity levels in production and development sectors of the oil and gas industry are less immediately affected by changing prices and as a result, less volatile than the exploration sector, producers generally react to declining oil and gas prices by reducing expenditures. This has in the past and may in the future, adversely affect our business. We are unable to predict future oil and gas prices or the level of oil and gas industry activity. A prolonged low level of activity in the oil and gas industry will adversely affect the demand for our products and services and our financial condition and results of operations.

We are vulnerable to the potential difficulties associated with rapid expansion.

We have grown rapidly over the last several years through internal growth and acquisitions of other companies. We believe that our future success depends on our ability to manage the rapid growth that we have experienced and the demands from increased responsibility on our management personnel. The following factors could present difficulties to us:

- lack of sufficient executive-level personnel,
- increased administrative burden and
- increased logistical problems common to large, expansive operations.

If we do not manage these potential difficulties successfully, our operating results could be adversely affected. The historical financial information herein is not necessarily indicative of the results that would have been achieved had we been operated on a fully integrated basis or the results that may be realized in the future.

Our inability to control the inherent risks of acquiring businesses could adversely affect our operations.

Acquisitions have been and we believe will continue to be a key element of our business strategy. We cannot assure you that we will be able to identify and acquire acceptable acquisition candidates on terms favorable to us in the future. We may be required to incur substantial indebtedness to finance future acquisitions and also may issue equity securities in connection with such acquisitions. Such additional debt service requirements may impose a significant burden on our results of operations and financial condition. The issuance of additional equity securities could result in significant dilution to our stockholders. We cannot assure you that we will be able to successfully consolidate the operations and assets of any acquired business with our own business. Acquisitions may not perform as expected when the acquisition was made and may be dilutive to our overall operating results. In addition, our management may not be able to effectively manage our increased size or operate a new line of business.

We are susceptible to adverse weather conditions in the Gulf of Mexico.

Our operations are directly affected by the seasonal differences in weather patterns in the Gulf of Mexico. These differences may result in increased operations in the spring, summer and fall periods and a decrease in the winter months. The seasonality of oil and gas industry activity as a whole in the Gulf Coast region also affects our operations and sales of equipment. Weather conditions generally result in higher drilling activity in the spring, summer and fall months with the lowest activity in winter months. The rainy weather, hurricanes and other storms prevalent in the Gulf of Mexico and along the Gulf Coast throughout the year may also affect our operations. Accordingly, our operating results may vary from quarter to quarter, depending on factors outside of our control. As a result, full year results are not likely to be a direct multiple of any particular quarter or combination of quarters.

We depend on key personnel.

Our success depends to a great degree on the abilities of our key management personnel, particularly our Chief Executive Officer and other high-ranking executives. The loss of the services of one or more of these key employees could adversely affect us.

We depend on significant customers.

We derive a significant amount of our revenue from a small number of major and independent oil and gas companies. Our inability to continue to perform services for a number of our large existing customers, if not offset by sales to new or other existing customers, could have a material adverse effect on our business and operations.

Our industry is highly competitive.

We compete in highly competitive areas of the oilfield services industry. The products and services of each of our principal industry segments are sold in highly competitive markets, and our revenues and earnings may be affected by the following factors:

- changes in competitive prices,
- fluctuations in the level of activity in major markets,
- an increased number of liftboats in the Gulf of Mexico,
- general economic conditions and
- governmental regulation.

We compete with the oil and gas industry's largest integrated and independent oilfield service providers. We believe that the principal competitive factors in the market areas that we serve are price, product and service quality, availability and technical proficiency.

Our operations may be adversely affected if our current competitors or new market entrants introduce new products or services with better features, performance, prices or other characteristics than our products and services. Further, additional liftboat capacity in the Gulf of Mexico would increase competition for that service. Competitive pressures or other factors also may result in significant price competition that could have a material adverse effect on our results of operations and financial condition. Finally, competition among oilfield service and equipment providers is also affected by each provider's reputation for safety and quality. Although we believe that our reputation for safety and quality service is good, we cannot guarantee that we will be able to maintain our competitive position.

The dangers inherent in our operations and the limits on insurance coverage could expose us to potentially significant liability costs.

Our operations involve the use of liftboats, heavy equipment and exposure to inherent risks, including equipment failure, blowouts, explosions and fire. In addition, our liftboats are subject to operating risks such as catastrophic marine disaster, adverse weather conditions, mechanical failure, collisions, oil and hazardous substance spills and navigation errors. The occurrence of any of these events could result in our liability for personal injury and property damage, pollution or other environmental hazards, loss of production or loss of equipment. In addition, certain of our employees who perform services on offshore platforms and vessels are covered by provisions of the Jones Act, the Death on the High Seas Act and general maritime law. These laws make the liability limits established by state workers' compensation laws inapplicable to these employees and instead permit them or their representatives to pursue actions against us for damages for job-related injuries. In such actions, there is generally no limitation on our potential liability.

Any litigation arising from a catastrophic occurrence involving our services or equipment could result in large claims for damages. The frequency and severity of such incidents affect our operating costs, insurability and relationships with customers, employees and regulators. Any increase in the frequency or severity of such incidents, or the general level of compensation awards with respect to such incidents, could affect our ability to obtain projects from oil and gas companies or insurance. We maintain what we believe is prudent insurance protection. However, we cannot guarantee that we will be able to maintain adequate insurance in the future at rates we consider reasonable or that our insurance coverage will be adequate to cover future claims that may arise. Successful claims for which we are not fully insured may adversely affect our working capital and profitability. In addition, changes in the insurance industry have generally led to higher insurance costs and decreased availability of coverage. The availability of insurance covering risks we and our competitors typically insure against may decrease, and the insurance that we are able to obtain may have higher deductibles, higher premiums and more restrictive policy terms.

A terrorist attack could have a material adverse effect on our businesses.

The terrorist attacks that took place on September 11, 2001 in the U.S. were unprecedented events that have created many economic and political uncertainties, some of which may materially impact our business. The long-term effects of those attacks on our business are unknown. The potential for future terrorist attacks, the national and international responses to terrorist attacks, and other acts of war or hostility have created many economic and political uncertainties, which could adversely affect our business for the short or long-term in ways that cannot presently be predicted.

The nature of our industry subjects us to compliance with regulatory and environmental laws.

Our business is significantly affected by state and federal laws and other regulations relating to the oil and gas industry and by changes in such laws and the level of enforcement of such laws. We are unable to predict the level of enforcement of existing laws and regulations, how such laws and regulations may be interpreted by enforcement agencies or court rulings, or whether additional laws and regulations will be adopted. We are also unable to predict the effect that any such events may have on us, our business, or our financial condition.

Federal and state laws that require owners of non-producing wells to plug the well and remove all exposed piping and rigging before the well is permanently abandoned significantly affect the demand for our plug and abandonment services. A decrease in the level of enforcement of such laws and regulations in the future would adversely affect the demand for our services and products. In addition, demand for our services is affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry generally. The adoption of laws and regulations curtailing exploration and development drilling for oil and gas in our areas of operations for economic, environmental or other policy reasons could also adversely affect our operations by limiting demand for our services.

We also have potential environmental liabilities with respect to our offshore and onshore operations, including our environmental cleaning services. Certain environmental laws provide for joint and several liabilities for remediation of spills and releases of hazardous substances. These environmental statutes may impose liability without regard to negligence or fault. In addition, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. We believe that our present operations substantially comply with applicable federal and state pollution control and environmental protection laws and regulations. We also believe that compliance with such laws has had no material adverse effect on our operations. However, such environmental laws are changed frequently. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. We are unable to predict whether environmental laws will materially adversely affect our future operations and financial results.

As we expand our international operations, we will be subject to additional political, economic and other uncertainties.

A key element of our business strategy is to expand our operations into international oil and gas producing areas. These international operations are subject to a number of risks inherent in any business operating in foreign countries including, but not limited to:

- political, social and economic instability,
- potential seizure or nationalization of assets,
- increased operating costs,
- modification or renegotiating of contracts,
- import-export quotas,
- currency fluctuations and
- other forms of government regulation which are beyond our control.

Our operations have not yet been affected materially by such conditions or events, but as our international operations expand, the exposure to these risks will increase. We could, at any one time, have a significant amount of our revenues generated by operating activity in a particular country. Therefore, our results of operations could be susceptible to adverse events beyond our control that could occur in the particular country in which we are conducting such operations. We anticipate that our contracts to provide services internationally will generally provide for payment in U. S. dollars and that we will not make significant investments in foreign assets. To the extent we make investments in foreign assets or receive revenues in currencies other than U. S. dollars, the value of our assets and our income could be adversely affected by fluctuations in the value of local currencies.

Additionally, our competitiveness in international market areas may be adversely affected by regulations, including, but not limited to, regulations requiring:

- the awarding of contracts to local contractors,
- the employment of local citizens and
- the establishment of foreign subsidiaries with significant ownership positions reserved by the foreign government for local citizens.

We cannot predict what types of the above events may occur.

Our principal stockholders have substantial control.

Certain investment funds managed by First Reserve Corporation beneficially own approximately 24% of our outstanding common stock. As a result, they exercise substantial influence over the outcome of most matters requiring a stockholder vote. In addition, in connection with our acquisition of Cardinal Holding Corp. on July 15, 1999, we entered into a stockholders' agreement that provides that our board of directors will consist of six members, consisting in part of two designees of the First Reserve funds and two independent directors designated by First Reserve and approved by the board. The First Reserve funds will continue to be entitled to designate these directors until the stockholders' agreement terminates on July 15, 2009 or in the event of certain substantial reductions of their ownership interest.

We might be unable to employ a sufficient number of skilled workers.

The delivery of our products and services require personnel with specialized skills and experience. As a result, our ability to remain productive and profitable will depend upon our ability to employ and retain skilled workers. In addition, our ability to expand our operations depends in part on our ability to increase the size of our skilled labor force. The demand for skilled workers in the Gulf Coast region is high, and the supply is limited. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay or both. If either of these events were to occur, our capacity and profitability could be diminished and our growth potential could be impaired.

Item 3. Legal Proceedings

We are involved in various legal and other proceedings that are incidental to the conduct of our business. We do not believe that any of these proceedings, if adversely determined, would have a material adverse affect on our financial condition, results of operations or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders

None

Item 4A. Executive Officers of Registrant

The following table sets forth certain information about our executive officers.

Name and Age	Position
Terence E. Hall, 57	Chairman of the Board, Chief Executive Officer and President
Kenneth L. Blanchard, 53	Chief Operating Officer and Executive Vice President
Robert S. Taylor, 48	Chief Financial Officer, Vice President and Treasurer

Terence E. Hall has served as our Chairman of the Board, Chief Executive Officer, President and Director since December 1995. Since 1989, he also served as the President and Chief Executive Officer of Superior Energy Services, L.L.C., and Connection Technology, L.L.C., two of our wholly-owned subsidiaries, and their predecessor companies.

Kenneth L. Blanchard has served as our Chief Operating Officer since June 2002 and as one of our Vice Presidents since December 1995. Prior to this, he served as Vice President of the predecessor to Connection Technology, L.L.C.

Robert S. Taylor has served as our Chief Financial Officer since January 1996 and as one of our Vice Presidents since July 1999. From May 1994 to January 1996, he served as Chief Financial Officer of Kenneth Gordon (New Orleans), Ltd., an apparel manufacturer.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock began trading on the New York Stock Exchange, on May 15, 2001, under the symbol "SPN." Prior to May 15, 2001, our stock was traded on the NASDAQ National Market under the symbol "SESI." The following table sets forth the high and low sales prices per share of common stock as reported by the respective securities market for each fiscal quarter during the periods indicated.

	High	Low
2001		
First Quarter	$ 12.75	$ 9.50
Second Quarter	14.10	7.75
Third Quarter	8.96	5.44
Fourth Quarter	9.40	5.70
2002		
First Quarter	$ 10.88	$ 7.88
Second Quarter	11.65	9.07
Third Quarter	10.10	5.95
Fourth Quarter	9.03	5.97
2003		
First Quarter (through March 14, 2003)	$ 9.15	$ 6.80

As of March 14, 2003, there were 73,833,359 shares of Common Stock outstanding, which were held by 111 record holders.

We do not plan to pay cash dividends on our common stock. We intend to retain all of the cash our business generates to meet our working capital requirements and fund future growth. In addition, our bank credit facility prevents us from paying dividends or making other distributions to our stockholders.

We have four stock incentive plans to provide long-term incentives to our key employees, including officers and directors, consultants and advisers. The following table provides information about these incentive plans as of December 31, 2002:

Equity Compensation Plan Information

Plan Category	Number of Securities to be issued upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans
Equity compensation Plans Approved by Stockholders	5,518,516	$ 7.33	1,782,498 (1)
Equity Compensation Plans Not Approved by Stockholders	-	$ -	13,712 (2)

(1) Of the shares remaining available for issuance under the Company's 1999 Stock Incentive Plan and 2002 Stock Incentive Plan, no more than 250,000 shares may be issued as restricted stock or "other stock-based awards" (which awards are valued in whole or in part on the value of the shares of Common Stock) under each plan. Of the shares remaining for issuance under the Company's 1995 Stock Incentive Plan, there is no limit to how many of the shares may be issued as restricted stock or "other stock-based awards."

(2) Under our Director's Stock Plan, our non-employee directors may elect to receive up to 100%, in 25% increments, of any fees paid by the Company in common stock. The fees are converted into shares of common stock in an amount equal to the director's compensation divided by the average price of the stock for the calendar quarter in which the election is made.

Item 6. Selected Financial Data

We present below our selected consolidated financial data for the periods indicated. We derived the historical data from our audited consolidated financial statements.

When we acquired Cardinal Holding Corp. (Cardinal) on July 15, 1999, the transaction was treated for accounting purposes as if Cardinal acquired us. Because we were the company being "acquired" for accounting purposes, financial information for periods prior to the merger represents the results of Cardinal's operations, and financial information for periods following the merger represents the results of the combined companies. Cardinal's historical operating results were substantially different than ours for the same periods and reflected substantial non-cash and extraordinary charges associated with a recapitalization and refinancing. Consequently, analyzing prior period results to determine or estimate our future operating potential would not provide meaningful information.

The data presented below should be read together with, and are qualified in their entirety by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operation" and our consolidated financial statements included elsewhere in this Annual Report. The financial data is in thousands, except per share amounts.

	Years Ended December 31,				
	2002	2001	2000	1999	1998
Revenues	$ 443,147 (1)	$ 449,042 (2)	$ 257,502 (3)	$ 113,076 (4)	$ 82,223 (5)
Income from operations	57,021	104,953	43,359	10,016	15,558
Income (loss) before extraordinary losses and cumulative effect of change in accounting principle	21,886	51,187	19,881	(2,034)	1,203
Extraordinary losses, net	-	-	(1,557) (6)	(4,514) (7)	(10,885) (8)
Cumulative effect of change in accounting principle, net	-	2,589 (9)	-	-	-
Net income (loss)	21,886	53,776	18,324	(6,548)	(9,682)
Net income (loss) before extraordinary losses and cumulative effect of change in accounting principle per share:					
Basic	0.30	0.74	0.30	(0.11)	0.06
Diluted	0.30	0.73	0.30	(0.11)	0.06
Net income (loss) per share:					
Basic	0.30	0.78	0.28	(0.25)	(1.27)
Diluted	0.30	0.77	0.28	(0.25)	(1.27)
Total assets	727,620	665,520	430,676	282,255	107,961
Long-term debt, less current portion	256,334	269,633	146,393	117,459	120,210
Stockholders' equity (deficit)	335,342 (10)	269,576	206,247 (11)	121,487	(39,940) (8)

(1) In the year ended December 31, 2002, we made two acquisitions. We acquired Environmental Treatment Team Holding, L.L.C. (ETT) in January 2002 by converting $18.6 million of notes and other receivables into ownership of the company. Additional consideration, if any, will be based upon a multiple of four times ETT's

average annual earnings before interest, income taxes, depreciation and amortization expense (EBITDA), less $9 million. We currently estimate that the total additional consideration, if any, will not exceed $6.5 million.

We also acquired a business in December 2002 for $5.6 million in cash consideration (including transaction costs), with an additional $925,000 of consideration due upon receipt of the title to a facility owned by the acquired business. These acquisitions have been accounted for as purchases, and the results of operations have been included from the respective company's acquisition date.

(2) In the year ended December 31, 2001, we made five acquisitions for $108 million in initial aggregate consideration, of which $2 million was paid with common stock. For two of the acquisitions, additional consideration, if any, will be based upon the respective company's average EBITDA less certain adjustments, and for one acquisition, additional consideration, if any, will be based upon the performance of a marine vessel. The total additional consideration, if any, will not exceed $19.7 million. These acquisitions have been accounted for as purchases, and the results of operations have been included from the respective company's acquisition date.

(3) In the year ended December 31, 2000, we made six acquisitions for $42.5 million in initial aggregate cash consideration. These acquisitions have been accounted for as purchases, and the results of operations have been included from the respective company's acquisition date.

(4) On July 15, 1999, we acquired Cardinal through a stock for stock merger. The merger was accounted for as a reverse acquisition which resulted in the adjustment of our net assets existing at the time of the merger to their estimated fair value as required by the rules of purchase accounting. Our operating results have been included from July 15, 1999. We made another acquisition in November 1999 for approximately $2.9 million in cash and 597,000 shares of our common stock that was accounted for as a purchase, and the results of operations have been included from the acquisition date.

(5) In 1998, Cardinal acquired three companies for an aggregate purchase price of $24.1 million in cash and stock. Each of these acquisitions was accounted for using the purchase method and the operating results of the acquired companies were included from their respective acquisition dates.

(6) We refinanced our indebtedness in October 2000 resulting in an extraordinary loss of $1.6 million, net of a $1.0 million income tax benefit, which included the write-off of unamortized debt acquisition costs.

(7) In July 1999, in connection with the Cardinal acquisition, we refinanced our combined debt resulting in an extraordinary loss of $4.5 million, net of a $2.1 million income tax benefit.

(8) In 1998, Cardinal completed a recapitalization and refinancing which was funded through debt and equity investments resulting in an extraordinary loss of $10.9 million, net of a $214,000 income tax benefit.

(9) In 2001, we changed depreciation methods from the straight-line method to the units of production method on our liftboat fleet. The cumulative effect of this change in accounting principle on prior years resulted in an increase in net income of $2.6 million, net of income taxes of $1.7 million.

(10) In March 2002, we sold 4.2 million shares of common stock that generated net proceeds of approximately $38.8 million.

(11) In May 2000, we sold 7.3 million shares of common stock that generated net proceeds of approximately $63.2 million.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our consolidated financial statements included elsewhere in this Annual Report. The following information contains forward-looking statements, which are subject to risks and uncertainties. Should one or more of these risks or uncertainties materialize, our actual results may differ from those expressed or implied by the forward-looking statements. See "Cautionary Statements."

Overview

We are a leading provider of specialized oilfield services and equipment focused on serving the production-related needs of oil and gas companies in the Gulf of Mexico. We believe that we are one of the few companies in the Gulf of Mexico capable of providing most of the post wellhead products and services necessary to maintain offshore producing wells, as well as plug and abandonment services at the end of their life cycle. We believe that our ability to provide our customers with multiple services and to coordinate and integrate their delivery allows us to maximize efficiency, reduce lead time and provide cost-effective solutions for our customers.

Over the past several years, we have significantly expanded the geographic scope of our operations and the range of production-related services we provide through both internal growth and strategic acquisitions. We have expanded our geographic focus to select international market areas and added complementary product and service offerings. Currently, we provide a full range of products and services for our customers, including well intervention services, marine services, rental tools and other oilfield services. For additional industry segment financial information, see note 14 to our consolidated financial statements.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We evaluate our estimates on an ongoing basis, including those related to long-lived assets and goodwill, income taxes, allowance for doubtful accounts and self-insurance. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual amounts could differ significantly from these estimates under different assumptions and conditions.

We believe the following critical accounting policies are most important to the presentation of our financial statements and require the most difficult, subjective and complex judgments.

Long-Lived Assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. We record impairment losses on long-lived assets used in operations when the cash flows estimated to be generated by those assets are less than the carrying amount of those items. Our cash flow estimates are based upon, among other things, historical results adjusted to reflect our best estimate of future market rates, utilization levels, operating performance and other factors. Our estimates of cash flows may differ from actual cash flows due to, among other things, changes in economic conditions or changes in an asset's operating performance. If the sum of the cash flows is less than the carrying value, we recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. The net carrying value of assets not fully recoverable is reduced to fair value. Our estimate of fair value represents our best estimate based on industry trends and reference to market transactions and is subject to variability. During the year ended December 31, 2002, we did not record any impairment losses related to long-lived assets.

Goodwill. In assessing the recoverability of goodwill, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions adversely change in the future, we may be required to record material impairment charges for these assets not previously recorded. We adopted Statement of Financial Accounting Standards No. 142 (FAS No. 142), *Goodwill and Other Intangible Assets,* effective January 1, 2002. FAS No. 142 requires that goodwill as well as other intangible assets with indefinite lives no longer be amortized, but instead tested annually for impairment. In connection with FAS No. 142, the transitional goodwill impairment evaluation required us to perform an assessment of whether there was an indication that goodwill was impaired as of the date of adoption. To accomplish this, we identified our reporting units (which are consistent with our reportable segments) and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. We then estimated the fair value of each reporting unit and compared it to the reporting unit's carrying value. Based on this test, the fair value of the reporting units exceeded the carrying amount, and the second step of the impairment test was not required. No impairment loss has been recognized as the result of the adoption of FAS No. 142.

Income Taxes. We provide for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (FAS No. 109), *Accounting for Income Taxes.* This standard takes into account the differences between financial statement treatment and tax treatment of certain transactions. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Our deferred tax calculation requires us to make certain estimates about our future operations. Changes in state, federal and foreign tax laws, as well as changes in our financial condition or the carrying value of existing assets and liabilities, could affect these estimates. The effect of a change in tax rates is recognized as income or expense in the period that includes the enactment date.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. These estimated allowances are periodically reviewed, on a case by case basis, analyzing the customer's payment history and information regarding customer's creditworthiness known to us. In addition, we record a reserve based on the size and age of all receivable balances against which we do not have specific reserves. If the financial condition of our customers was to deteriorate, resulting in their inability to make payments, additional allowances may be required.

Self-Insurance. We self-insure up to certain levels for losses related to workers' compensation, protection and indemnity, general liability, property damage, and group medical. With the recent tightening in the insurance markets, we have elected to retain more risk by increasing our self-insurance. We accrue for these liabilities based on estimates of the ultimate cost of claims incurred as of the balance sheet date. We regularly review our estimates of reported and unreported claims and provide for losses through reserves. While we believe these estimates are reasonable based on the information available, our financial results could be impacted if litigation trends, claims settlement patterns, health care costs and future inflation rates are different from our estimates. Although we believe adequate reserves have been provided for expected liabilities arising from our self-insured obligations, and we believe that we maintain adequate excess insurance coverage, we cannot assure that such coverage will adequately protect us against liability from all potential consequences.

Comparison of the Results of Operations for the Years Ended December 31, 2002 and 2001

For the year ended December 31, 2002, our revenues were $443.1 million resulting in net income of $21.9 million or $0.30 diluted earnings per share, as compared to revenue of $449.0 million and income before cumulative effect of change in accounting principle of $51.2 million or $0.73 diluted earnings per share for 2001. The decrease in revenue and operating income is a result of reduced activity by our customers, resulting in lower utilization of the Company's expanded asset base. In 2002, we significantly expanded our capacity to serve our customers by adding three large liftboats, expanding our rental tool inventory, and expanding and enhancing several of our operating facilities. The following discussion analyzes our operating results on a segment basis.

Well Intervention Group Segment

Revenue for our well intervention group was $148.7 million for the year ended December 31, 2002, 13% lower than the same period in 2001. This segment's gross margin decreased to 37% in the year ended December 31, 2002 from 44% in the year ended December 31, 2001. Demand and pricing decreased for almost all of our services as production-related activity decreased significantly.

Marine Segment

Our marine revenue for the year ended December 31, 2002 decreased 5% over the same period in 2001 to $67.9 million. The gross margin percentage decreased to 34% from 52% as utilization for most liftboat classes declined in 2002 to 69% from 78% in 2001. We added two 245-foot class liftboats and one 250-foot class liftboat to our fleet during 2002. Although these larger liftboats earn higher average dayrates, the fleet's average dayrate remained relatively unchanged from 2001.

Rental Tools Segment

Revenue for our rental tools segment for the year ended December 31, 2002 was $124.1 million, a 2% increase over the same period in 2001, and the rental tools gross margin percentage increased to 69% from 66% in 2001. These increases resulted from our acquisition of a drill pipe and handling tool rental company near the end of the third quarter of 2001 and our larger asset base as a result of our acquisitions and capital expenditures during 2001 and 2002.

Other Oilfield Services Segment

Other oilfield services revenue for the year ended December 31, 2002 was $102.5 million, a 21% increase over the same period in 2001. The gross margin increased slightly to $20.7 million in the year ended December 31, 2002 from $18.3 million in the same period in 2001. This segment generated higher revenue and gross margin primarily from the acquisition of an environmental services company in January 2002.

Depreciation and amortization

Depreciation and amortization increased to $41.6 million in the year ended December 31, 2002 from $33.4 million in 2001. The increase mostly resulted from our larger asset base as a result of our acquisitions and capital expenditures during 2001 and 2002. As of January 1, 2002, we ceased amortizing our goodwill, while approximately $4.4 million of goodwill amortization expense was recorded in the year ended December 31, 2001.

General and administrative

General and administrative expenses increased to $86.2 million in the year ended December 31, 2002 from $73.3 million in 2001. The increase is primarily the result of our 2001 and 2002 acquisitions.

Comparison of the Results of Operations for the Years Ended December 31, 2001 and 2000

For the year ended December 31, 2001, our revenues were $449.0 million resulting in income before cumulative effect of change in accounting principle of $51.2 million or $0.73 diluted earnings per share, as compared to revenue of $257.5 million and net income before extraordinary loss of $19.9 million or $0.30 diluted earnings per share for 2000. This increase is the result of an increased demand for our services and our acquisitions. The following discussion analyzes our operating results on a segment basis.

Well Intervention Group Segment

Revenue for our well intervention group for 2001 was $171.2 million, a 90% increase over 2000. The segment's gross margin percentage increased to 44% in 2001 from 36% in 2000. Demand and pricing increased for almost all of our services as production-related activity was significantly higher throughout most of 2001. In addition to internal growth, our revenue and margin increases can be attributed to acquisitions made in 2000 and 2001, which expanded our service offering to include hydraulic drilling and workover services and well control services, as well as a significant expansion of our coiled tubing services.

Marine Segment

Revenue for our marine segment for 2001 was $71.4 million, an increase of 108% over 2000. The gross margin percentage increased to 52% from 45% as dayrates and utilization for all liftboat classes increased. The fleet's average dayrate increased 67% over 2000 and utilization increased from 77% to 78%. Marine revenue, average day rate and margins benefited from the increased size of our liftboat fleet as a result of our acquisitions and from higher demand for production-related services and offshore construction support services.

Rental Tools Segment

Revenue for our rental tools segment for 2001 was $121.7 million, increasing 61% over 2000. The gross margin percentage remained unchanged at 66% in 2001 and 2000. The increase in revenue is attributable to higher demand for drilling-related tools, such as drill pipe and accessories, gravel packs, high-pressure connecting iron, and on-site accommodations, and increased exposure to deepwater drilling activity. Also, the segment benefited from additional rentals related to acquisitions made in 2000 and 2001.

Other Oilfield Services Segment

Revenue from the other oilfield services segment increased to $84.7 million in 2001 from $57.3 million in 2000. The gross margin percentage increased to 22% in 2001 from 21% in 2000. These increases were driven mainly by higher demand for our environmental maintenance services, as well as our offshore and dockside tank and vessel services related to increases in Gulf of Mexico drilling activity. The segment also experienced increased activity for its contract operations, supplemental labor and offshore construction and fabrication services.

Depreciation and Amortization

Depreciation and amortization increased to $33.4 million in 2001 from $22.3 million in 2000. The increase primarily resulted from our larger asset base as a result of our acquisitions and capital expenditures during 2000 and 2001.

General and Administrative

General and administrative expenses as a percentage of revenue decreased to 16% in 2001 from 17% for 2000. The percentage decrease is due to increased activity levels and higher pricing for many of our services. General and administrative expenses increased to $73.3 million for 2001 from $44.3 million in 2000. The increase is primarily the result of our acquisitions and our increased activity levels.

Liquidity and Capital Resources

Our primary liquidity needs are for working capital, capital expenditures, debt service and acquisitions. Our primary sources of liquidity are cash flows from operations and borrowings under our revolving credit facility. We had cash and cash equivalents of $3.5 million at December 31, 2002 compared to $3.8 million at December 31, 2001. In the year ended December 31, 2002, we generated net cash from operating activities of $87.3 million. We supplemented our cash flow with the sale of 4.2 million shares of common stock during the first quarter of 2002, which generated net proceeds of approximately $38.8 million.

We made $104.5 million of capital expenditures during the year ended December 31, 2002, of which approximately $38.4 million was for liftboats (including the purchase of a 250-foot class liftboat), approximately $39.8 million was used to expand and maintain our rental tool equipment inventory and approximately $14 million was used on facilities construction (including our facility in Broussard, Louisiana). We also made $12.3 million of capital expenditures to expand and maintain the asset base of our well intervention group and other oilfield services group.

In January 2002, we acquired ETT by converting $18.6 million of notes and other receivables into 100% ownership of ETT to further expand our environmental services. Additional consideration, if any, will be based upon a multiple of four times ETT's annual average EBITDA less $9 million, to be determined in the second quarter of 2003. While the amount of additional consideration payable depends upon ETT's operating performance and is difficult to predict accurately, we currently estimate that the total additional consideration, if any, will not exceed $6.5 million.

In June 2002, we made an approximate $11.5 million investment in a rental tool company, Lamb Energy Services, L.L.C. (Lamb Energy), through the contribution of an $8.9 million note receivable and $2.6 million of rental tool assets. The equity in loss from our investment in this affiliate was approximately $80,000 from June to December 31, 2002.

Lamb Energy established a $15 million credit facility with a syndicate of banks that matures in 2004. We have fully guaranteed amounts outstanding under the credit facility and we do not expect to incur any losses as a result of this guarantee. As of December 31, 2002, Lamb Energy had $12 million outstanding under its credit facility.

We have outstanding $200 million of 8 7/8% senior notes due 2011. The indenture governing the senior notes requires semi-annual interest payments, which commenced November 15, 2001, and continue through the maturity date of May 15, 2011. The indenture governing the senior notes contains certain covenants that, among other things, prevent us from incurring additional debt, paying dividends or making other distributions, unless our ratio of cash flow to interest expense is at least 2.25 to 1, except that we may incur additional debt in an amount equal to 30% of our net tangible assets as defined, which was approximately $139 million at December 31, 2002. The indenture also contains covenants that restrict our ability to create certain liens, sell assets, or enter into certain mergers or acquisitions.

We also have a bank credit facility with term loans in an aggregate amount of $40.8 million at December 31, 2002 and a revolving credit facility of $75 million. On September 30, 2002, we amended one of the financial covenants in our credit facility to increase the maximum ratio of our debt to EBITDA since our EBITDA for the trailing twelve months has declined due to decreased activity levels in 2002. We also amended our capital expenditures covenant to increase our permitted capital expenditures in 2002 to $110 million from $85 million to allow us to continue to expand our fixed asset base. The credit facility bears interest at a LIBOR rate plus margins that depend on our leverage ratio. As of March 14, 2003, the amounts outstanding under the term loans were $40.8 million, $8.2 million was outstanding under our revolving credit facility, and the weighted average interest rate on amounts outstanding under the credit facility was 4.1% per annum. Indebtedness under the credit facility is secured by substantially all of our assets, including the pledge of the stock of our principal subsidiaries. The credit facility contains customary events of default and requires that we satisfy various financial covenants. It also limits our capital expenditures, our ability to pay dividends or make other distributions, make acquisitions, make changes to our capital structure, create liens or incur additional indebtedness.

In April 2002, we closed a $20.2 million U. S. Government guaranteed long-term financing under Title XI of the Merchant Marine Act of 1936 which is administered by the Maritime Administration (MARAD) for the construction of two 245-foot class liftboats. This debt bears an interest rate of 6.45% per annum and is payable in equal semi-annual installments of $405,000, which began December 3, 2002, and mature June 3, 2027. Our obligations are secured by the two liftboats. In accordance with the agreement, we are required to comply with certain covenants and restrictions, including the maintenance of minimum net worth and debt-to-equity requirements.

The following table summarizes our contractual cash obligations and commercial commitments at December 31, 2002 (amounts in thousands) for our long-term debt and operating leases. We do not have any other material obligations or commitments of this kind.

Description	2003	2004	2005	2006	2007	Thereafter
Long-term debt	$ 13,730	$ 22,880	$ 16,031	$ 827	$ 810	$ 215,786
Operating leases	3,165	2,270	1,463	757	547	724
Total	$ 16,895	$ 25,150	$ 17,494	$ 1,584	$ 1,357	$ 216,510

The table does not include the guarantee of the Lamb Energy Services $15 million credit facility under which $12 million was outstanding as of December 31, 2002, or any potential additional consideration that may be payable as a result of our acquisitions. Additional consideration is generally based on the acquired company's operating performance after the acquisition as measured by EBITDA and other adjustments intended to exclude extraordinary items. While the amounts payable depend upon the acquired company's operating performance and are difficult to predict accurately, we currently estimate that the maximum additional consideration payable for all of our acquisitions was $42.1 million, with $13.9 million potentially payable in 2003 and $28.2 million in 2004. These amounts are not classified as liabilities under generally accepted accounting principles and not reflected in our financial statements until the amounts are fixed and determinable. When amounts are determined, they are capitalized as part of the purchase price of the related acquisition. We do not have any other financing arrangements that are not required under generally accepted accounting principles to be reflected in our financial statements.

We have identified capital expenditure projects that will require up to $50 million in 2003, exclusive of any acquisitions. We believe that our current working capital, cash generated from our operations and availability under our revolving credit facility will provide sufficient funds for our identified capital projects.

We intend to continue implementing our growth strategy of increasing our scope of services through both internal growth and strategic acquisitions. In 2003, we expect to continue to make the capital expenditures required to implement our growth strategy in amounts consistent with the amount of cash generated from operating activities, the availability of additional financing and our credit facility. Depending on the size of any future acquisitions, we may require additional equity or debt financing in excess of our current working capital and amounts available under our revolving credit facility.

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 (FAS No. 143), *Accounting for Asset Retirement Obligations.* This standard requires us to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. FAS No. 143 is effective for fiscal years beginning after June 15, 2002. The transition adjustment resulting from the adoption of this statement will be reported as a cumulative effect of change in accounting principle. We do not believe the implementation of FAS No. 143 will have a significant impact on our financial condition and results of operations.

In May 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145 (FAS No. 145), *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections.* This Statement rescinds Statement of Financial Accounting Standards No. 4 (FAS No. 4), *Reporting Gains and Losses from Extinguishments of Debt,* and requires that all gains and losses from extinguishments of debt should be classified as extraordinary items only if they meet the criteria in APB No. 30. Applying APB No. 30 will distinguish transactions that are part of an entity's recurring operations from those that are unusual or infrequent or that meet the criteria for classification as to an extraordinary item. Any gain or loss on extinguishments of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB No. 30 for classification as an extraordinary item must be reclassified. We will adopt the provisions related to the rescission of FAS No. 4 as of January 1, 2003.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146 (FAS No. 146), *Accounting for Costs Associated with Exit or Disposal Activities.* FAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and requires that the liabilities associated with these costs be recorded at their fair value in the period in which the liability is incurred. FAS No. 146 will be effective for us for disposal activities initiated after December 31, 2002.

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation Number 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34.* FIN 45 clarifies the requirements of Statement of Financial Accounting Standards No. 5, *Accounting for Contingencies,* relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The disclosure provisions of FIN 45 are effective for financial statements of interim or annual periods that end after December 15, 2002. However, the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. With respect to initial recognition and measurement, we have not assessed the impact, if any, of the adoption of FIN 45.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148 (FAS No. 148), *Accounting for Stock-Based Compensation-Transition and Disclosure-an Amendment of FASB Statement of Financial Accounting Standards No. 123,* to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of Statement of Financial Accounting Standards No. 123 (FAS No. 123), to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement also requires that those effects be disclosed more prominently by specifying the form, content and location of those disclosures. FAS No. 148 improves the prominence and clarity of the pro forma disclosures required by FAS No. 123 by prescribing a specific tabular format and by requiring disclosure in the "Summary of Significant Accounting Policies" or its equivalent. In addition, this statement improves the timeliness of those disclosures by requiring their inclusion in financial reports for interim periods. This statement is effective for financial statements for fiscal years ending after December 15, 2002 and is effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002 with earlier application permitted. We have adopted the disclosure provisions of FAS No. 148 and presented the pro forma effects of FAS No. 123 for the years ended December 31, 2002, 2001 and 2000 in note 1 of our consolidated financial statements.

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation Number 46 (FIN 46), *Consolidation of Variable Interest Entities*. FIN 46 clarifies the application of Accounting Research Bulletin Number 51, *Consolidated Financial Statements*, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period. We are in the process of determining what impact, if any, the adoption of the provisions of FIN 46 will have upon our financial condition or results of operations.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks associated with foreign currency fluctuations and changes in interest rates. A discussion of our market risk exposure in financial instruments follows.

Foreign Currency Exchange Rates

Because we operate in a number of countries throughout the world, we conduct a portion of our business in currencies other than the U.S. dollar. The functional currency for most of our international operations is the U.S. dollar, but a portion of the revenues from our foreign operations are paid in foreign currencies. The effects of foreign currency fluctuations are partly mitigated because local expenses of such foreign operations are also generally denominated in the same currency. The Company continually monitors the currency exchange risks associated with all contracts not denominated in the U.S. dollar. Any gains or losses associated with such fluctuations have not been material.

We do not hold any foreign currency exchange forward contracts and/or currency options. We make limited use of derivative financial instruments to manage risks associated with existing or anticipated transactions. We do not hold derivatives for trading purposes or use derivatives with leveraged or complex features. Derivative instruments are traded with creditworthy major financial institutions. Assets and liabilities of our foreign subsidiaries are translated at current exchange rates, while income and expense are translated at average rates for the period. Translation gains and losses are reported as the foreign currency translation component of accumulated other comprehensive income in stockholders' equity.

Interest Rates

On occasion, we use interest rate swap agreements to manage our interest rate exposure. Under interest rate swap agreements, we agree with other parties to exchange, at specific intervals, the difference between fixed-rate and variable-rate interest amounts calculated by reference to an agreed-upon notional principal amount. As of December 31, 2001, we were party to an interest rate swap with an approximate notional amount of $1.8 million designed to convert a similar amount of variable-rate debt to fixed rates. The swap matured in October 2002, and the interest rate was 5.675%.

The effect on our earnings and other comprehensive income vary from period to period and will be dependent upon prevailing interest rates. During 2002 and 2001, losses of approximately $39,000 and $25,000, respectively, were transferred from accumulated other comprehensive income. At December 31, 2001, we recorded a payable of approximately $30,000 and a corresponding charge to accumulated other comprehensive loss of approximately $18,000, net of income tax. No such agreements were outstanding at December 31, 2002.

At December 31, 2002, $50.1 million of our long-term debt had variable interest rates. Based on debt outstanding at December 31, 2002, a 10% increase in variable interest rates would increase our interest expense in the year 2002 by approximately $222,000, while a 10% decrease would decrease our interest expense by approximately $222,000.

Item 8. Financial Statements and Supplementary Data

Independent Auditors' Report

The Board of Directors and Stockholders
Superior Energy Services, Inc.:

We have audited the consolidated balance sheets of Superior Energy Services, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for each of the years in the three year period ended December 31, 2002. In connection with our audit of the consolidated financial statements, we also have audited the accompanying financial statement schedule, "Valuation and Qualifying Accounts," for the years ended December 31, 2002, 2001 and 2000. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Superior Energy Services, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of depreciation on its liftboat fleet in 2001.

As discussed in Note 11 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in 2001.

As discussed in Note 1 to the consolidated financial statements, effective July 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations", and certain provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" as required for goodwill and intangible assets resulting from business combinations initiated after June 30, 2001. On January 1, 2002, the Company adopted the remaining provisions of SFAS No. 142.

KPMG LLP

New Orleans, Louisiana
March 1, 2003

SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2002 and 2001
(in thousands, except share data)

	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,480	$ 3,769
Accounts receivable - net of allowance for doubtful accounts of $4,617 in 2002 and $4,057 in 2001	108,352	109,835
Income taxes receivable	6,087	11,694
Prepaid insurance and other	11,663	10,181
Total current assets	129,582	135,479
Property, plant and equipment - net	418,047	345,878
Goodwill - net of accumulated amortization of $9,151	160,366	148,729
Notes receivable	-	23,062
Investments in affiliates	12,343	-
Other assets - net of accumulated amortization of $2,756 in 2002 and $1,440 in 2001	7,282	12,372
Total assets	$ 727,620	$ 665,520
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 21,010	$ 21,591
Accrued expenses	33,871	40,093
Deferred income taxes	-	510
Current maturities of long-term debt	13,730	16,727
Total current liabilities	68,611	78,921
Deferred income taxes	67,333	47,390
Long-term debt	256,334	269,633
Stockholders' equity:		
Preferred stock of $.01 par value. Authorized, 5,000,000 shares; none issued	-	-
Common stock of $.001 par value. Authorized, 125,000,000 shares; issued and outstanding 73,819,341 and 69,322,886 at December 31, 2002 and 2001, respectively	74	69
Additional paid-in capital	368,746	324,898
Accumulated other comprehensive income	43	16
Accumulated deficit	(33,521)	(55,407)
Total stockholders' equity	335,342	269,576
Total liabilities and stockholders' equity	$ 727,620	$ 665,520

See accompanying notes to consolidated financial statements.

SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
Years Ended December 31, 2002, 2001 and 2000
(in thousands, except per share data)

	2002	2001	2000
Revenues	$ 443,147	$ 449,042	$ 257,502
Costs and expenses:			
Cost of services	258,334	237,355	147,601
Depreciation and amortization	41,595	33,446	22,255
General and administrative	86,197	73,288	44,287
Total costs and expenses	386,126	344,089	214,143
Income from operations	57,021	104,953	43,359
Other income (expense):			
Interest expense, net of amounts capitalized	(21,884)	(20,087)	(12,078)
Interest income	530	1,892	1,898
Earnings (loss) in unconsolidated entities, net	(80)	-	-
Income before income taxes, extraordinary loss and cumulative effect of change in accounting principle	35,587	86,758	33,179
Income taxes	(13,701)	(35,571)	(13,298)
Income before extraordinary loss and cumulative effect of change in accounting principle	21,886	51,187	19,881
Extraordinary loss, net of income tax benefit of $996	-	-	(1,557)
Cumulative effect of change in accounting principle, net of income tax expense of $1,655	-	2,589	-
Net income	$ 21,886	$ 53,776	$ 18,324
Basic earnings per share:			
Earnings before extraordinary loss and cumulative effect of change in accounting principle	$ 0.30	$ 0.74	$ 0.30
Extraordinary loss	-	-	(0.02)
Cumulative effect of change in accounting principle	-	0.04	-
Earnings per share	$ 0.30	$ 0.78	$ 0.28
Diluted earnings per share:			
Earnings before extraordinary loss and cumulative effect of change in accounting principle	$ 0.30	$ 0.73	$ 0.30
Extraordinary loss	-	-	(0.02)
Cumulative effect of change in accounting principle	-	0.04	-
Earnings per share	$ 0.30	$ 0.77	$ 0.28
Weighted average common shares used in computing earnings per share:			
Basic	72,912	68,545	64,991
Incremental common shares from stock options	960	1,047	930
Diluted	73,872	69,592	65,921

See accompanying notes to consolidated financial statements.

SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
Years Ended December 31 2002, 2001 and 2000
(in thousands, except share data)

	Preferred stock shares	Preferred stock	Common stock shares	Common stock	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
Balances, December 31, 1999	-	$ -	59,810,789	$ 60	$ 248,934	$ -	$ (127,507)	$121,487
Comprehensive income:								
Net income	-	-	-	-	-	-	18,324	18,324
Other comprehensive income -								
Foreign currency translation adjustment	-	-	-	-	-	58	-	58
Total comprehensive income	-	-	-	-	-	58	18,324	18,382
Stock issued for cash	-	-	7,300,000	7	63,240	-	-	63,247
Exercise of stock options and related tax benefit, net	-	-	705,476	1	3,203	-	-	3,204
Acquisition of common stock	-	-	(12,961)	-	(73)	-	-	(73)
Balances, December 31, 2000	-	-	67,803,304	68	315,304	58	(109,183)	206,247
Comprehensive income:								
Net income	-	-	-	-	-	-	53,776	53,776
Other comprehensive loss -								
Foreign currency translation adjustment	-	-	-	-	-	(24)	-	(24)
Unrealized loss on derivatives	-	-	-	-	-	(18)	-	(18)
Total comprehensive income (loss)	-	-	-	-	-	(42)	53,776	53,734
Stock issued for acquisitions	-	-	825,612	1	6,217	-	-	6,218
Exercise of stock options and related tax benefit, net	-	-	693,970	-	3,377	-	-	3,377
Balances, December 31, 2001	-	-	69,322,886	69	324,898	16	(55,407)	269,576
Comprehensive income:								
Net income	-	-	-	-	-	-	21,886	21,886
Other comprehensive income -								
Foreign currency translation adjustment	-	-	-	-	-	9	-	9
Unrealized gain on derivatives	-	-	-	-	-	18	-	18
Total comprehensive income	-	-	-	-	-	27	21,886	21,913
Stock issued for cash	-	-	4,197,500	4	38,832	-	-	38,836
Exercise of stock options and related tax benefit, net	-	-	298,955	1	5,016	-	-	5,017
Balances, December 31, 2002	-	$ -	73,819,341	$ 74	$ 368,746	$ 43	$ (33,521)	$335,342

See accompanying notes to consolidated financial statements.

SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended December 31, 2002, 2001, and 2000
(in thousands)

	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 21,886	$ 53,776	$ 18,324
Adjustments to reconcile net income to net cash provided by operating activities:			
Extraordinary loss	-	-	1,557
Cumulative effect of change in accounting principle	-	(2,589)	-
Depreciation and amortization	41,595	33,446	22,255
Deferred income taxes	17,669	25,865	8,348
Earnings (loss) in unconsolidated entities, net	80	-	-
Amortization of debt acquisition costs	1,031	1,269	377
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	4,629	(22,248)	(22,938)
Other - net	2,467	(462)	(1,172)
Accounts payable	(1,660)	(6,816)	7,463
Accrued expenses	(7,466)	18,764	(4,151)
Income taxes	7,052	(11,656)	504
Net cash provided by operating activities	87,283	89,349	30,567
Cash flows from investing activities:			
Payments for purchases of property and equipment	(104,452)	(83,863)	(57,257)
Businesses acquired, net of cash acquired	(7,653)	(104,999)	(40,827)
Increase in notes receivable	-	(3,849)	(10,315)
Other	-	1,415	(2,315)
Net cash used in investing activities	(112,105)	(191,296)	(110,714)
Cash flows from financing activities:			
Payments on notes payable	-	-	(3,713)
Net borrowings (payments) on revolving credit facility	1,550	(8,800)	34,000
Proceeds from long-term debt	20,241	232,000	110,000
Principal payments on long-term debt	(39,582)	(118,345)	(129,231)
Debt acquisition costs	(1,529)	(6,770)	(1,124)
Proceeds from issuance of stock	38,836	-	63,247
Proceeds from exercise of stock options	5,017	3,377	3,204
Net cash provided by financing activities	24,533	101,462	76,383
Net decrease in cash and cash equivalents	(289)	(485)	(3,764)
Cash and cash equivalents at beginning of year	3,769	4,254	8,018
Cash and cash equivalents at end of year	$ 3,480	$ 3,769	$ 4,254

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The consolidated financial statements include the accounts of the Company. All significant intercompany accounts and transactions are eliminated in consolidation. Certain previously reported amounts have been reclassified to conform to the 2002 presentation.

(b) Business

The Company is a leading provider of specialized oilfield services and equipment focusing on serving the production-related needs of oil and gas companies in the Gulf of Mexico. A majority of the Company's business is conducted with major and independent oil and gas exploration companies. The Company continually evaluates the financial strength of its customers but does not require collateral to support the customer receivables.

The Company's well intervention and marine services segments are contracted for specific projects on either a day rate or turnkey basis. Rental tools are leased to customers on an as-needed basis on a day rate basis. The Company derives a significant amount of its revenue from a small number of major and independent oil and gas companies. In 2002, 2001 and 2000, one customer accounted for approximately 12%, 12% and 10% of the Company's total revenue, respectively, primarily in the well intervention and other oilfield services segments. The inability of the Company to continue to perform services for a number of its large existing customers, if not offset by sales to new or existing customers, could have a material adverse effect on the Company's business and financial condition.

(c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets as follows:

Buildings and improvements	15 to 30 years
Marine vessels and equipment	5 to 25 years
Machinery and equipment	5 to 15 years
Automobiles, trucks, tractors and trailers	2 to 5 years
Furniture and fixtures	3 to 7 years

The company capitalizes interest on borrowings used to finance the cost of major capital projects during the active construction period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the assets. For 2002, 2001 and 2000, the Company capitalized approximately $1,066,000, $839,000 and $242,000, respectively, of interest for various capital expansion projects.

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(e) Goodwill

The Company adopted Statement of Financial Accounting Standards No. 142 (FAS No. 142), *Goodwill and Other Intangible Assets*, effective January 1, 2002. FAS No. 142 requires that goodwill as well as other intangible assets with indefinite lives no longer be amortized, but instead tested annually for impairment. In conjunction with the adoption of Financial Accounting Standards No. 141 (FAS No. 141), *Business Combinations*, goodwill was no longer amortized for any business combinations initiated or completed after June 30, 2001. In connection with FAS No. 142, the transitional goodwill impairment evaluation required the Company to perform an assessment of whether there was an indication that goodwill was impaired as of the date of adoption. To accomplish this, the Company identified its reporting units (which are consistent with the Company's reportable segments) and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company then estimated the fair value of each reporting unit and compared it to the reporting unit's carrying value. Based on this test, the fair value of the reporting units exceeded the carrying amount, and the second step of the impairment test was not required. No impairment loss has been recognized as the result of the adoption of FAS No. 142.

Prior to the adoption of FAS No. 142, the Company amortized goodwill using the straight-line method over a period not to exceed 30 years, and evaluated the recoverability of goodwill based on undiscounted estimates for cash flows in accordance with Statement of Financial Accounting Standards No. 121 (FAS No. 121), *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.*

The following table presents net income for each period exclusive of amortization expense recognized in such periods related to goodwill, which is no longer amortized as a result of the adoption of FAS No. 142. Amounts are in thousands except per share information:

	Year Ended December 31,		
	2002	2001	2000
Income before cumulative effect of change in accounting principle, as reported	$ 21,886	$ 51,187	$ 19,881
Extraordinary loss net of income tax expense, as reported	-	-	(1,557)
Cumulative effect of change in accounting principle, net of income tax expense, as reported	-	2,589	-
Goodwill amortization, net of income tax expense	-	4,172	2,999
Net income as adjusted	$ 21,886	$ 57,948	$ 21,323
Basic earnings per share:			
Earnings before cumulative effect of change in accounting principle, as reported	$ 0.30	$ 0.74	$ 0.30
Extraordinary loss	-	-	(0.02)
Cumulative effect of change in accounting principle	-	0.04	-
Goodwill amortization, net of income tax expense	-	0.06	0.05
Earnings per share	$ 0.30	$ 0.84	$ 0.33
Diluted earnings per share:			
Earnings before cumulative effect of change in accounting principle, as reported	$ 0.30	$ 0.73	$ 0.30
Extraordinary loss	-	-	(0.02)
Cumulative effect of change in accounting principle	-	0.04	-
Goodwill amortization, net of income tax expense	-	0.06	0.04
Earnings per share	$ 0.30	$ 0.83	$ 0.32
Weighted average common shares used in computing earnings per share:			
Basic	72,912	68,545	64,991
Diluted	73,872	69,592	65,921

(f) Other Assets

Other assets consist primarily of debt acquisition costs and covenants not to compete. Debt acquisition costs are being amortized over the term of the related debt, which is in each instance approximately four to ten years. The amortization of debt acquisition costs, which is classified as interest expense, was $1,031,000, $1,269,000, and $377,000 for the years ended December 31, 2002, 2001 and 2000, respectively. The covenants not to compete are being amortized over the terms of the agreements, which is four years. Amortization expense recorded on the covenants not to compete for the years ended December 31, 2002, 2001 and 2000 was $272,000, $328,000 and $386,000, respectively.

(g) Cash Equivalents

The Company considers all short-term deposits with a maturity of ninety days or less to be cash equivalents.

(h) Revenue Recognition

For all of the Company's segments, revenue is recognized when services or equipment are provided. The Company contracts for marine, well intervention and environmental projects either on a day rate or turnkey basis, with a majority of its projects conducted on a day rate basis. The Company's rental tools are leased on a day rate basis, and revenue from the sale of equipment is recognized when the equipment is shipped. Reimbursements from customers for the cost of rental tools that are damaged or lost downhole are reflected as revenue at the time of the incident.

(i) Income Taxes

The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (FAS No. 109), *Accounting for Income Taxes.* FAS No. 109 requires an asset and liability approach for financial accounting and reporting for income taxes. Deferred income taxes reflect the impact of temporary differences between amounts of assets for financial reporting purposes and such amounts as measured by tax laws.

(j) Earnings per Share

Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed in the same manner as basic earnings per share except that the denominator is increased to include the number of additional common shares that could have been outstanding assuming the exercise of stock options, convertible preferred stock shares and warrants and the potential shares that would have a dilutive effect on earnings per share.

(k) Financial Instruments

On occasion, the Company uses interest rate swap agreements to manage its interest rate exposure. The Company specifically designates these agreements as cash flow hedges of debt instruments and recognizes interest differentials as adjustments to interest expense in the period the differentials occur. Under interest rate swap agreements, the Company agrees with other parties to exchange at specific intervals, the difference between fixed-rate and variable-rate interest amounts calculated by reference to an agreed-upon notional principal amount. No such agreements were outstanding at December 31, 2002.

(l) Foreign Currency Translation

Assets and liabilities of the Company's foreign subsidiaries are translated at current exchange rates, while income and expenses are translated at average rates for the period. Translation gains and losses are reported as the foreign currency translation component of accumulated other comprehensive income in stockholders' equity.

(m) Stock Based Compensation

The Company accounts for its stock based compensation under the principles prescribed by the Accounting Principles Board's Opinion No. 25, *Accounting for Stock Issued to Employees* (Opinion No. 25). However, Statement of Financial Accounting Standards No. 123 (FAS No. 123), *Accounting for Stock-Based Compensation* permits the continued use of the intrinsic-value based method prescribed by Opinion No. 25 but requires additional disclosures, including pro forma calculations of earnings and net earnings per share as if the fair value method of accounting prescribed by FAS No. 123 had been applied. No stock based compensation costs are reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. As required by Statement of Financial Accounting Standards No. 148 (FAS No. 148), *Accounting for Stock Based Compensation - Transition and Disclosure,* which amended FAS No. 123, the following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FAS No. 123 to a stock based employee compensation. The pro forma data presented below is not representative of the effects on reported amounts for future years (amounts are in thousands, except per share amounts).

	2002	2001	2000
Net income, as reported	$ 21,886	$ 53,776	$ 18,324
Stock-based employee compensation expense, net of tax	(3,262)	(2,582)	(3,836)
Pro forma net income	$ 18,624	$ 51,194	$ 14,488
Basic earnings per share:			
Earnings, as reported	$ 0.30	$ 0.78	$ 0.28
Stock-based employee compensation expense, net of tax	(0.04)	(0.03)	(0.06)
Pro forma earnings	$ 0.26	$ 0.75	$ 0.22
Diluted earnings per share:			
Earnings, as reported	$ 0.30	$ 0.77	$ 0.28
Stock-based employee compensation expense, net of tax	(0.05)	(0.03)	(0.06)
Pro forma earnings	$ 0.25	$ 0.74	$ 0.22
Black-Scholes option pricing model assumptions:			
Risk free interest rate	2.943%	4.5%	5.2%
Expected life (years)	3	3	3
Volatility	85.48%	79.11%	128.75%
Dividend yield	-	-	-

(2) Change in Accounting Principle

On January 1, 2001, the Company changed depreciation methods from the straight-line method to the units-of-production method on its liftboat fleet to more accurately reflect the wear and tear of normal use. Management believes that the units-of-production method is best suited to reflect the actual depreciation of the liftboat fleet. Depreciation expense calculated under the units-of-production method may be different than depreciation expense calculated under the straight-line method in any period. The annual depreciation based on utilization of each liftboat will not be less than 25% of annual straight-line depreciation, and the cumulative depreciation based on utilization of each liftboat will not be less than 50% of cumulative straight-line depreciation. The cumulative effect of this change in accounting principle on prior years resulted in an increase in net income for the year ended December 31, 2001 of $2.6 million, net of taxes of $1.7 million, or $0.04 per share.

(3) Supplemental Cash Flow Information (in thousands)

	2002	2001	2000
Cash paid for interest	$ 22,006	$ 17,329	$ 12,135
Cash paid (received) for income taxes	$ (15,224)	$ 20,304	$ 4,368
Details of acquisitions:			
Fair value of assets	$ 29,985	$ 141,946	$ 65,373
Fair value of liabilities	(22,093)	(26,957)	(19,658)
Common stock issued	-	(6,218)	-
Cash paid	7,892	108,771	45,715
Less cash acquired	(239)	(3,772)	(4,888)
Net cash paid for acquisitions	$ 7,653	$ 104,999	$ 40,827
Non-cash investing activity:			
Additional consideration payable on acquisitions	$ 660	$ 3,750	$ 18,449
Retainage payable on vessel construction	$ -	$ -	$ 1,000

(4) Business Combinations

Effective January 1, 2002, the Company acquired Environmental Treatment Team Holding, L.L.C. (ETT), by converting $18.6 million of notes and other receivables into 100% ownership of ETT to further expand the environmental services of the Company. Additional consideration, if any, will be based upon a multiple of four times ETT's average annual earnings before interest, income taxes, depreciation and amortization expense (EBITDA) less $9 million, to be determined in the second quarter of 2003. The Company currently estimates that the total additional consideration, if any, will not exceed $6.5 million. The acquisition has been accounted for as a purchase and the acquired assets and liabilities have been valued at their estimated fair market value. The purchase price allocated to net assets was approximately $13 million, and the excess purchase price over the fair value of net assets of approximately $5.6 million was allocated to goodwill. The results of operations have been included from the acquisition date.

On December 13, 2002, the Company acquired a business to further expand the rental tool services of the Company. The Company paid $5.6 million in cash consideration for this acquisition (including transaction costs) and will pay an additional $925,000 upon the receipt of the title to a facility for this business. The acquisition has been accounted for as a purchase and the acquired assets and liabilities have been valued at their estimated fair market value. The purchase price has been preliminarily allocated to net assets was approximately $2.6 million, and the excess purchase price over the fair value of net assets of approximately $3 million was allocated to goodwill. The remaining $925,000 will be allocated to the facility upon receipt. The results of operations have been included from the acquisition date. The results of operations of this acquired company were not material to the overall results of operations of the Company.

In the year ended December 31, 2001, the Company made five acquisitions for a total of $108 million in consideration, of which $2 million was paid with common stock. For two of the acquisitions, additional consideration, if any, will be based upon the respective company's average EBITDA less certain adjustments, and for one acquisition, additional consideration, if any, will be based upon the performance of a marine vessel. The total additional consideration, if any, will not exceed $19.7 million. These acquisitions have been accounted for as purchases and the acquired assets and liabilities have been valued at their estimated fair market value. The purchase price allocated to net assets was approximately $80.5 million, and the excess purchase price over the fair value of net assets of approximately $27.5 million was allocated to goodwill, of which $17.9 million relates to acquisitions after June 30, 2001 and is not being amortized as the result of new accounting pronouncements. The results of operations have been included from the respective acquisition date.

Most of the Company's acquisitions have involved additional contingent consideration based upon a multiple of the acquired companies' respective average EBITDA over a three-year period from the respective date of acquisition. In 2002, the Company capitalized additional consideration of $3 million related to two of its acquisitions, of which $660,000 was paid subsequent to year end. While the amounts of additional consideration payable depend upon the acquired company's operating performance and are difficult to predict accurately, the Company estimates that the maximum additional consideration payable for all of the Company's acquisitions will be approximately $42.1 million, with $13.9 million potentially payable in 2003 and $28.2 million in 2004. These amounts are not classified as liabilities under generally accepted accounting principles and not reflected in the Company's financial statements until the amounts are fixed and determinable. When amounts are determined, they are capitalized as part of the purchase price of the related acquisition. With the exception of the guarantee of the $15 million credit facility of Lamb Energy Services, L.L.C. (Lamb Energy) (see note 7 to the consolidated financial statements), the Company does not have any other financing arrangements that are not required under generally accepted accounting principles to be reflected in its financial statements.

(5) Property, Plant and Equipment

A summary of property, plant and equipment at December 31, 2002 and 2001 (in thousands) is as follows:

	2002	2001
Buildings and improvements	$ 30,135	$ 19,574
Marine vessels and equipment	191,848	142,295
Machinery and equipment	261,521	207,022
Automobiles, trucks, tractors and trailers	11,808	11,836
Furniture and fixtures	7,461	5,811
Construction-in-progress	14,116	24,317
Land	4,778	4,676
	521,667	415,531
Accumulated depreciation	(103,620)	(69,653)
Property, plant and equipment, net	$ 418,047	$ 345,878

The cost of property, plant and equipment leased to third parties was approximately $4.2 million at December 31, 2001. Amounts leased at December 31, 2002 were not material.

(6) Investments in Affiliates

In June 2002, the Company contributed a note receivable of $8.9 million and fixed assets with an approximate $2.6 million net book value to obtain a 54.3% equity ownership interest in Lamb Energy a rental tool company. The Company is accounting for its investment under the equity method of accounting, as it does not have voting or operational control of Lamb Energy. Investments in affiliates also include a 50% ownership interest in Siempre Listo, L.L.C., a company that owns an airplane. The equity in loss from these investments was approximately $80,000 for the year ended December 31, 2002. The summarized financial information of the aggregate of these entities is not material to the financial position or results of operations of the Company.

(7) Debt

Long-Term Debt

The Company's long-term debt as of December 31, 2002 and 2001 consisted of the following (in thousands):

	2002	2001
Senior Notes - interest payable semiannually at 8.875%, due May 2011	$ 200,000	$ 200,000
Term Loans - interest payable monthly at floating rate (4.19% at December 31, 2002), due in quarterly installments through March 2005 with $12 million due May 2005	40,800	74,500
Revolver - interest payable monthly at floating rate (5.5% at December 31, 2002), due in May 2004	9,250	7,700
U.S. Government guaranteed long-term financing - interest payable semianually at 6.45%, due in semiannual installments through June 2027	19,836	-
Notes payable - paid January 2, 2002 with Revolver	-	3,750
Other installment notes payable (interest rates ranging from 7% to 9%), due monthly through October 2006	178	410
	270,064	286,360
Less current portion	13,730	16,727
Long-term debt	$ 256,334	$ 269,633

The Company has outstanding $200 million of 8 7/8% senior notes due 2011. The indenture governing the registered notes requires semi-annual interest payments which commenced November 15, 2001 and continue through the maturity date of May 15, 2011. The indenture governing the senior notes contains certain covenants that, among other things, prevents the Company from incurring additional debt, paying dividends or making other distributions, unless its ratio of cash flow to interest expense is at least 2.25 to 1, except that the Company may incur additional debt in an amount equal to 30% of its net tangible assets as defined, which was approximately $139 million at December 31, 2002. The indenture also contains covenants that restrict the Company's ability to create certain liens, sell assets, or enter into certain mergers or acquisitions. At December 31, 2002, the Company was in compliance with all such covenants.

The Company has a bank credit facility consisting of term loans in an aggregate amount of $40.8 million at December 31, 2002 and a revolving credit facility of $75 million. The term loans require quarterly principal installments in the amount of $3.2 million through March 31, 2005. A balance of $12 million is due on the facility maturity date of May 2, 2005. On September 30, 2002, the Company amended one of the financial covenants in its credit facility to increase the maximum ratio of its debt to EBITDA since its EBITDA for the trailing twelve months has declined due to decreased activity levels in 2002. The Company also amended its capital expenditures covenant to increase its permitted capital expenditures in 2002 to $110 million from $85 million to allow the Company to continue to expand its fixed asset base. The credit facility bears interest at a LIBOR rate plus margins that depend on the Company's leverage ratio. Indebtedness under the credit facility is secured by substantially all of the Company's assets, including the pledge of the stock of the Company's principal subsidiaries. The credit facility contains customary events of default and requires that the Company satisfy various financial covenants. It also limits the Company's capital expenditures, its ability to pay dividends or make other distributions, make acquisitions, make changes to the Company's capital structure, create liens or incur additional indebtedness. At December 31, 2002, the Company was in compliance with all such covenants.

In April 2002, the Company closed a $20.2 million U. S. Government guaranteed long-term financing under Title XI of the Merchant Marine Act of 1936 which is administered by the Maritime Administration (MARAD) for the construction of two 245-foot class liftboats. The debt bears an interest rate of 6.45% per annum and is payable in equal semi-annual installments of $405,000, which began December 3, 2002, and mature June 3, 2027. The

Company's obligations are secured by the two liftboats. In accordance with the agreement, the Company is required to comply with certain covenants and restrictions, including the maintenance of minimum net worth and debt-to-equity requirements. At December 31, 2002, the Company was in compliance with all such covenants.

The Company owns a 54.3% interest in Lamb Energy, which has a $15 million credit facility with a syndicate of banks that matures in 2004. The Company fully guarantees amounts due under the credit facility. The Company does not expect to incur any losses as a result of the guarantee. As of December 31, 2002, Lamb Energy had $12 million outstanding on this credit facility.

Extraordinary Loss

The early extinguishment of the Company's indebtedness in October 2000 resulted in an extraordinary loss of $1.6 million, net of a $1.0 million income tax benefit, which resulted from the write-off of unamortized debt acquisition costs related to the prior credit facility.

Annual maturities of long-term debt for each of the five fiscal years following December 31, 2002 are as follows (in thousands):

2003	$ 13,730
2004	22,880
2005	16,031
2006	827
2007	810
Thereafter	215,786
Total	$ 270,064

(8) Income Taxes

The components of income tax expense, before the income tax effect of the extraordinary loss and cumulative effect of change in accounting principle, for the years ended December 31, 2002, 2001 and 2000 are as follows (in thousands):

	2002	2001	2000
Current			
Federal	$ (5,042)	$ 9,706	$ 3,851
State	199	-	1,099
Foreign	875	-	-
	(3,968)	9,706	4,950
Deferred			
Federal	16,801	22,991	8,125
State	868	2,874	223
	17,669	25,865	8,348
	$ 13,701	$ 35,571	$ 13,298

Income tax expense differs from the amounts computed by applying the U.S. Federal income tax rate of 35% to income before income taxes as follows (in thousands):

	2002	2001	2000
Computed expected tax expense	$ 12,456	$ 30,366	$ 11,613
Increase resulting from:			
Goodwill amortization	-	1,306	1,025
State and foreign income taxes	1,068	1,808	481
Other	177	2,091	179
Income tax expense	$ 13,701	$ 35,571	$ 13,298

The significant components of deferred income taxes at December 31, 2002 and 2001 are as follows (in thousands):

	2002	2001
Deferred tax assets:		
Allowance for doubtful accounts	$ 1,069	$ 805
Alternative minimum tax credit and net operating loss carryforward	7,696	1,220
Other	1,096	878
	9,861	2,903
Valuation allowance	-	(279)
Net deferred tax assets	9,861	2,624
Deferred tax liabilities:		
Property, plant and equipment	69,322	45,787
Other	7,872	4,737
Deferred tax liabilities	77,194	50,524
Net deferred tax liability	$ 67,333	$ 47,900

The net change in the valuation allowance was a decrease of $279,000 for the year ended December 31, 2002, an increase of $24,000 for the year ended December 31, 2001 and a decrease of $900,000 for the year ended December 31, 2000. The net deferred tax assets reflect management's estimate of the amount that will be realized from future profitability and the reversal of taxable temporary differences that can be predicted with reasonable certainty.

As of December 31, 2002, the Company had net operating losses to carryforward of an estimated $4.9 million, which is available to reduce future Federal taxable income with expiration dates from 2010 through 2021, and an alternative minimum tax credit carryforward of an estimated $3.7 million. The Company also had various state net operating loss carryforwards of an estimated $23.8 million.

(9) Stockholders' Equity

In March 2002, the Company sold 4.2 million shares of common stock. The offering generated net proceeds to the Company of approximately $38.8 million.

In May 2000, the Company sold 7.3 million shares of common stock. The offering generated net proceeds to the Company of approximately $63.2 million.

In June 2002, the Company's stockholders approved the 2002 Stock Incentive Plan ("2002 Incentive Plan") to provide long-term incentives to its key employees, including officers and directors, consultants and advisers to the Company ("Eligible Participants"). Under the 2002 Incentive Plan, the Company may grant incentive stock options, non-qualified stock options, restricted stock, stock awards or any combination thereof to Eligible Participants for up to 1,400,000 shares of the Company's common stock. The Compensation Committee of the Board of Directors establishes the term and the exercise price of any stock options granted under the 2002 Incentive Plan, provided the exercise price may not be less than the fair market value of the common share on the date of grant.

In addition to the 2002 Incentive Plan, Superior maintains its 1999 Stock Incentive Plan ("1999 Incentive Plan") and its 1995 Stock Incentive Plan ("1995 Incentive Plan"), as amended. Under the 1999 Incentive Plan and the 1995 Incentive Plan, the Company may grant incentive stock options, non-qualified stock options, restricted stock, stock awards or any combination thereof to Eligible Participants which consists of its key employees, including officers and directors who are employees of the Company for up to 5,929,327 shares and 1,900,000 shares, respectively, of the Company's common stock. All of the Company's 1995 Stock Incentive Plan's options which have been granted are vested.

A summary of stock options granted under the incentive plans for the years ended December 31, 2002 and 2001 is as follows:

	2002		2001		2000	
	Number of Shares	Weighted Average Price	Number of Shares	Weighted Average Price	Number of Shares	Weighted Average Price
Outstanding at beginning of year	5,308,215	$ 7.05	4,334,363	$ 6.10	4,104,917	$ 5.56
Granted	655,841	$ 9.39	1,917,500	$ 8.48	908,246	$ 7.75
Exercised	(290,665)	$ 5.96	(690,648)	$ 5.38	(658,800)	$ 4.96
Forfeited	(154,875)	$ 8.89	(253,000)	$ 6.18	(20,000)	$ 7.37
Outstanding at end of year	5,518,516	$ 7.33	5,308,215	$ 7.05	4,334,363	$ 6.10
Exercisable at end of year	3,509,008	$ 6.61	2,968,689	$ 6.15	2,400,559	$ 5.70
Available for future grants	1,782,498		883,464		2,547,964	
Average fair value of grants during the year		$ 5.33		$ 4.44		$ 5.35

A summary of information regarding stock options outstanding at December 31, 2002 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Remaining Contractual Life	Weighted Average Price	Shares	Weighted Average Price
$2.50 - $3.43	127,500	3-4 years	$ 2.91	127,500	$ 2.91
$4.75 - $5.75	1,939,117	1.5-6.5 years	$ 5.65	1,939,117	$ 5.65
$7.06 - $9.00	1,926,186	5-10 years	$ 7.61	982,518	$ 7.54
$9.25-$12.45	1,525,713	6-9.5 years	$ 9.48	459,873	$ 9.68

(10) Profit-Sharing Plan

The Company maintains various defined contribution profit-sharing plans for employees who have satisfied minimum service and age requirements. Employees may contribute up to 50% of their earnings to the plans. The Company provides a discretionary match, not to exceed 5% of an employee's salary. The Company made contributions of $1,674,000, $1,052,000 and $729,000 in 2002, 2001 and 2000, respectively.

(11) Financial Instruments

The Company adopted Statement of Financial Accounting Standards No. 133 (FAS No. 133), *Accounting for Derivative Instruments and Hedging Activities,* effective January 1, 2001. The Company uses interest rate swap agreements to manage its interest rate exposure. Under interest rate swap agreements, the Company agrees with other parties to exchange at specific intervals, the difference between fixed-rate and variable-rate interest amounts calculated by reference to an agreed-upon notional principal amount. As of December 31, 2001, the Company was party to an interest rate swap with an approximate notional amount of $1.8 million designed to convert a similar amount of variable-rate debt to fixed rates. The swap matured in October 2002, and the interest rate was 5.675%.

The Company's interest rate swap qualified for cash flow hedge accounting treatment under FAS No. 133, whereby changes in fair value have been recognized in accumulated other comprehensive income (a component of stockholders' equity) until settled, when the resulting gains and losses will be recorded in earnings. The effect on the Company's earnings and other comprehensive income vary from period to period and will be dependent upon prevailing interest rates. During 2002 and 2001, losses of approximately $32,000 and $25,000, respectively, were transferred from accumulated other comprehensive income. At December 31, 2001, the Company recorded a payable of approximately $30,000 and a corresponding charge to accumulated other comprehensive loss of approximately $18,000, net of income tax. No such agreements were outstanding at December 31, 2002.

(12) Commitments and Contingencies

The Company leases certain office, service and assembly facilities under operating leases. The leases expire at various dates over the next several years. Total rent expense was approximately $3.0 million in 2002, $2.2 million in 2001, and $1.9 million in 2000. Future minimum lease payments under non-cancelable leases for the five years ending December 31, 2003 through 2007 and thereafter are as follows: $3,165,000, $2,270,000, $1,463,000, $757,000, $547,000 and $724,000, respectively. Future minimum lease payments receivable under non-cancelable sub-leases for the five years ending December 31, 2003 through 2007 and thereafter are as follows: $538,000, $481,000, $472,000, $472,000, $472,000, and $39,000, respectively.

From time to time, the Company is involved in litigation arising out of operations in the normal course of business. In management's opinion, the Company is not involved in any litigation, the outcome of which would have a material effect on the financial position, results of operations or liquidity of the Company.

(13) Related Party Transactions

The Company provides field management and other services to an independent oil and gas exploration and production company, of which a member of the Company's Board of Directors is Chief Executive Officer. The Company billed this customer approximately $4 million in each of 2002, 2001 and 2000 on terms that the Company believes are customary in the industry. The Company expects to continue providing services to this customer.

The Company leased a plane acquired in November 2001 for business travel from a company in which the President and Chief Executive Officer then owned a 50% interest. The lease provided that the Company would make monthly lease payments of $14,250 and pay all of the plane's operating and maintenance costs. The Company expensed $16,625 for the use of the plane during the 2001 fiscal year, and $15,600 in operating and maintenance costs. Effective December 31, 2001, the Company bought the Chief Executive Officer's interest in the company that owns the plane for $900,000, the same price that he paid for his interest in November 2001.

(14) Segment Information

Beginning January 1, 2002, the Company modified its segment disclosure by combining the field management segment with the environmental and other segment (other oilfield services segment) in order to better reflect how the chief operating decision maker of the Company evaluates the Company's results of operations. The Company's reportable segments are as follows: well intervention group, marine, rental tools, and other oilfield services. Each segment offers products and services within the oilfield services industry. The well intervention group segment provides plug and abandonment services, coiled tubing services, well pumping and stimulation services, data acquisition services, gas lift services, electric wireline services, hydraulic drilling and workover services, well control services and mechanical wireline services that perform a variety of ongoing maintenance and repairs to producing wells, as well as modifications to enhance the production capacity and life span of the well. The marine segment operates liftboats for oil and gas production facility maintenance, construction operations and platform removals, as well as production service activities. The rental tools segment rents and sells specialized equipment for use with onshore and offshore oil and gas well drilling, completion, production and workover activities. The other oilfield services segment provides contract operations and maintenance services, interconnect piping services, sandblasting and painting maintenance services, transportation and logistics services, offshore oil and gas cleaning services, oilfield waste treatment services, dockside cleaning of items, including supply boats, cutting boxes, and process equipment, and manufactures and sells drilling instrumentation and oil spill containment equipment. All the segments operate primarily in the Gulf of Mexico.

The accounting policies of the reportable segments are the same as those described in Note 1 of the Notes to the Consolidated Financial Statements. The Company evaluates the performance of its operating segments based on operating profits or losses. Segment revenues reflect direct sales of products and services for that segment, and each segment records direct expenses related to its employees and its operations. Identifiable assets are primarily those assets directly used in the operations of each segment.

Summarized financial information concerning the Company's segments as of December 31, 2002, 2001 and 2000 and for the years then ended is shown in the following tables (in thousands):

2002	Well Intervention	Marine	Rental Tools	Other Oilfield Services	Unallocated Amount	Consolidated Total
Identifiable assets	$ 199,084	$ 195,832	$ 261,341	$ 63,491	$ 7,872	$ 727,620
Capital expenditures	18,058	38,833	41,931	5,630	-	104,452
Revenues	$ 148,670	$ 67,884	$ 124,085	$ 102,508	$ -	$ 443,147
Costs of services	93,474	44,648	38,375	81,837	-	258,334
Depreciation and amortization	10,625	6,764	19,822	4,384	-	41,595
General and administrative	34,520	7,463	29,846	14,368	-	86,197
Operating income	10,051	9,009	36,042	1,919	-	57,021
Interest expense	-	-	-	-	(21,884)	(21,884)
Interest income					530	530
Earnings in unconsolidated entities, net	-	-	(80)	-	-	(80)
Income (loss) before income taxes	$ 10,051	$ 9,009	$ 35,962	$ 1,919	$ (21,354)	$ 35,587

2001	Well Intervention	Marine	Rental Tools	Other Oilfield Services	Unallocated Amount	Consolidated Total
Identifiable assets	$ 200,512	$ 165,057	$ 233,733	$ 58,775	$ 7,443	$ 665,520
Capital expenditures	22,300	22,091	36,274	3,198	-	83,863
Revenues	$ 171,223	$ 71,406	$ 121,742	$ 84,671	$ -	$ 449,042
Costs of services	95,549	34,473	40,929	66,404	-	237,355
Depreciation and amortization	9,449	4,729	16,382	2,886	-	33,446
General and administrative	29,521	6,134	26,883	10,750	-	73,288
Operating income	36,704	26,070	37,548	4,631	-	104,953
Interest expense	-	-	-	-	(20,087)	(20,087)
Interest income	-	-	-	-	1,892	1,892
Income (loss) before income taxes and cumulative effect of change in accounting change in accounting principle	$ 36,704	$ 26,070	$ 37,548	$ 4,631	$ (18,195)	$ 86,758

2000	Well Intervention	Marine	Rental Tools	Other Oilfield Services	Unallocated Amount	Consolidated Total
Identifiable assets	$ 136,439	$ 74,720	$ 180,204	$ 38,239	$ 1,074	$ 430,676
Capital expenditures	10,244	23,676	22,641	1,696	-	58,257
Revenues	$ 90,031	$ 34,390	$ 75,814	$ 57,267	$ -	$ 257,502
Costs of services	57,460	18,929	25,840	45,372	-	147,601
Depreciation and amortization	6,450	3,428	10,472	1,905	-	22,255
General and administrative	15,394	3,554	16,337	9,002	-	44,287
Operating income (loss)	10,727	8,479	23,165	988	-	43,359
Interest expense	-	-	-	-	(12,078)	(12,078)
Interest income	-	-	-	-	1,898	1,898
Income (loss) before income taxes and extraordinary loss	$ 10,727	$ 8,479	$ 23,165	$ 988	$ (10,180)	$ 33,179

(15) Interim Financial Information (Unaudited)

The following is a summary of consolidated interim financial information for the years ended December 31, 2002 and 2001 (amounts in thousands, except per share data):

	Three Months Ended			
	March 31	June 30	Sept. 30	Dec. 31
2002				
Revenues	$ 104,826	$ 112,730	$ 107,213	$ 118,378
Gross profit	45,588	50,590	40,077	48,558
Net income	5,825	8,505	1,946	5,610
Earnings per share:				
Basic	$ 0.08	$ 0.12	$ 0.03	$ 0.08
Diluted	0.08	0.11	0.03	0.08

	Three Months Ended			
	March 31	June 30	Sept. 30	Dec. 31
2001				
Revenues	$ 91,256	$ 109,639	$ 128,606	$ 119,541
Gross profit	42,938	53,920	60,730	54,099
Income before cumulative effect of change in accounting principle	10,880	14,336	15,279	10,692
Net income	13,469	14,336	15,279	10,692
Earnings before cumulative effect of change in accounting principle per share:				
Basic	$ 0.16	$ 0.21	$ 0.22	$ 0.15
Diluted	0.16	0.21	0.22	0.15
Earnings per share:				
Basic	$ 0.20	$ 0.21	$ 0.22	$ 0.15
Diluted	0.20	0.21	0.22	0.15

(16) Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 (FAS No. 143), *Accounting for Asset Retirement Obligations*. This statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. FAS No. 143 is effective for fiscal years beginning after June 15, 2002. The transition adjustment resulting from the adoption of this statement will be reported as a cumulative effect of change in accounting principle. The Company does not believe that the adoption of FAS No. 143 will have a significant impact on its financial condition and results of operations.

In May 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145 (FAS No. 145), *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections*. This Statement rescinds Statement of Financial Accounting Standards No. 4 (FAS No. 4), *Reporting Gains and Losses from Extinguishments of Debt*, and requires that all gains and losses from extinguishments of debt should be classified as extraordinary items only if they meet the criteria in APB No. 30. Applying APB No. 30 will distinguish transactions that are part of an entity's recurring operations from those that are unusual or infrequent or that meet the criteria for classification as to an extraordinary item. Any gain or loss on extinguishments of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB No. 30 for classification as an extraordinary item must be reclassified. The Company will adopt the provisions related to the rescission of FAS No. 4 as of January 1, 2003.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146 (FAS No. 146), *Accounting for Costs Associated with Exit or Disposal Activities.* FAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal *activities* and requires that the liabilities associated with these costs be recorded at their fair value in the period in which the liability is incurred. FAS No. 146 will be effective for the Company for disposal activities initiated after December 31, 2002.

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation Number 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements of Financial Accounting Standards No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34.* FIN 45 clarifies the requirements of SFAS No. 5, *Accounting for Contingencies*, relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The disclosure provisions of FIN 45 are effective for financial statements of interim or annual periods that end after December 15, 2002. However, the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. With respect to initial recognition and measurement, the Company has not assessed the impact, if any, of the adoption of FIN 45.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148 (FAS No. 148), *Accounting for Stock-Based Compensation-Transition and Disclosure-an Amendment of FASB Statement No. 123*, to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of FAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement also requires that those effects be disclosed more prominently by specifying the form, content and location of those disclosures. FAS No. 148 improves the prominence and clarity of the pro forma disclosures required by FAS No. 123 by prescribing a specific tabular format and by requiring disclosure in the "Summary of Significant Accounting Policies" or its equivalent. In addition, this statement improves the timeliness of those disclosures by requiring their inclusion in financial reports for interim periods. This statement is effective for financial statements for fiscal years ending after December 15, 2002 and is effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002 with earlier application permitted. The Company adopted the disclosure provisions of FAS No. 148 and presented the pro forma effects of FAS No. 123 for the years ended December 31, 2002, 2001 and 2000 in Note 1.

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation Number 46 (FIN 46), *Consolidation of Variable Interest Entities.* FIN 46 clarifies the application of Accounting Research Bulletin Number 51, *Consolidated Financial Statements*, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period. The Company is in the process of determining what impact, if any, the adoption of the provisions of FIN 46 will have upon its financial condition or results of operations.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

PART III

Item 10. Directors and Executive Officers of the Registrant

Information required by this item will be included in an amendment to this Form 10-K or incorporated by reference from the registrant's definitive proxy statement to be filed pursuant to Regulation 14A and is incorporated herein by reference.

Item 11. Executive Compensation

Information required by this item will be included in an amendment to this Form 10-K or incorporated by reference from the registrant's definitive proxy statement to be filed pursuant to Regulation 14A and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this item will be included in an amendment to this Form 10-K or incorporated by reference from the registrant's definitive proxy statement to be filed pursuant to Regulation 14A and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

Information required by this item will be included in an amendment to this Form 10-K or incorporated by reference from the registrant's definitive proxy statement to be filed pursuant to Regulation 14A and is incorporated herein by reference.

Item 14. Controls and Procedures

Based on their evaluation conducted within 90 days of filing this report on Form 10-K, our Chief Financial Officer and Chief Executive Officer have concluded that our disclosure controls and procedures (as defined in rules 13a-14c promulgated under the Securities Exchange Act of 1934, as amended) are effective and designed to alert them to material information relating to the Company.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect those controls subsequent to the date of our most recent evaluation.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) (1) Financial Statements

The following financial statements are Included in Part II of this Report:

Independent Auditors' Report
Consolidated Balance Sheets – December 31, 2002 and 2001
Consolidated Statements of Operations for the years ended December 31, 2002, 2001 and 2000
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2002, 2001 and 2000
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000
Notes to Consolidated Financial Statements

(2) Financial Statement Schedules

Schedule II – Valuation and Qualifying accounts for the years ended December 31, 2002, 2001 and 2000

(3) Exhibits

The exhibits filed as part of this Form 10-K are listed on the Index to Exhibits immediately preceding such exhibits, which index is incorporated herein by reference.

(b) Reports on Form 8-K

On November 6, 2002, the Company filed a current report on Form 8-K reporting, under Item 5, the results for the third quarter ended September 30, 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPERIOR ENERGY SERVICES, INC.

By: /s/ Terence E. Hall
Terence E. Hall
Chairman of the Board,
Chief Executive Officer and
President

Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Terence E. Hall **Terence E. Hall**	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	March 26, 2003
/s/ Robert S. Taylor **Robert S. Taylor**	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 26, 2003
/s/ Justin L. Sullivan **Justin L. Sullivan**	Director	March 26, 2003
/s/ Richard Pattarozzi **Richard Pattarozzi**	Director	March 26, 2003
/s/ Joseph R. Edwards **Joseph R. Edwards**	Director	March 26, 2003
/s/ Ben Guill **Ben Guill**	Director	March 26, 2003
/s/ Richard Bachmann **Richard Bachmann**	Director	March 26, 2003

CERTIFICATION

I, Terence E. Hall, certify that:

1. I have reviewed this annual report on Form 10-K of Superior Energy Services, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function);

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

SUPERIOR ENERGY SERVICES, INC.

Date: March 26, 2003

by: /s/ Terence E. Hall
Terence E. Hall
Chairman of the Board,
Chief Executive Officer and President

CERTIFICATION

I, Robert S. Taylor, certify that:

1. I have reviewed this annual report on Form 10-K of Superior Energy Services, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant's, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function);

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

SUPERIOR ENERGY SERVICES, INC.

Date: March 26, 2003

by: /s/ Robert S. Taylor
Robert S. Taylor
Chief Financial Officer
(Principal Financial and Accounting Officer)

SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES
Schedule II Valuation and Qualifying Accounts
Years Ended December 31, 2002, 2001 and 2000
(in thousands)

Description	Balance at the beginning of the year	Additions: Charged to costs and expenses	Additions: Balances from acquisitions	Deductions	Balance at the end of the year
Year ended December 31, 2002:					
Allowance for doubtful accounts	$ 4,057	$ 2,073	$ 133	$ 1,646	$ 4,617
Year ended December 31, 2001:					
Allowance for doubtful accounts	$ 2,292	$ 2,854	$ 3	$ 1,092	$ 4,057
Year ended December 31, 2000:					
Allowance for doubtful accounts	$ 2,892	$ 724	$ 81	$ 1,405	$ 2,292

INDEX TO EXHIBITS

Exhibit No.	Description	Seq. No.
3.1	Certificate of Incorporation of the Company (incorporated herein by reference to the Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1996).	
3.2	Certificate of Amendment to the Company's Certificate of Incorporation (incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).	
3.3	Amended and Restated Bylaws (incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).	
4.1	Specimen Stock Certificate (incorporated herein by reference to Amendment No. 1 to the Company's Form S-4 on Form SB-2 (Registration Statement No. 33-94454)).	
4.2	Registration Rights Agreement dated as of July 15, 1999 by and among the Company, First Reserve Fund VII, Limited Partnership and First Reserve Fund VIII, Limited Partnership (incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).	
4.3	Stockholders' Agreement dated as of July 15, 1999 by and among the Company, First Reserve Fund VII, Limited Partnership and First Reserve Fund VIII, Limited Partnership (incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).	
4.4	Indenture dated May 2, 2001, by and among SESI, L.L.C., the Company, the Subsidiary Guarantors named therein and the Bank of New York as trustee (incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001), as amended by First Supplemental Indenture, dated as of July 9, 2001, by and among SESI, L.L.C., Wild Well Control, Inc., Blowout Tools, Inc. and the Bank of New York, as trustee (incorporated herein by reference to the Company's Registration Statement on Form S-4 (Registration No. 333-64946)) as amended by Second Supplemental Indenture, dated as of September 1, 2001 by and among SESI, L.L.C., Workstrings, L.L.C., Technical Limit Drillstrings, Inc. and the Bank of New York, as trustee (incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).	
10.1	Superior Energy Services, Inc. 1995 Stock Incentive Plan (incorporated herein by reference to Exhibit A to the Company's Definitive Proxy Statement dated June 25, 1997).	
10.2	Superior Energy Services, Inc. 1999 Stock Incentive Plan as amended (incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1999).	

Exhibit No.	Description	Seq. No.
10.3	Amended and Restated Credit Agreement dated as of December 31, 2000 by and among SESI, L.L.C., the Company, Bank One, Louisiana, National Association, as agent, and other lenders specified therein (incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2000).	
10.4	Employment Agreement between the Company and Terence Hall (incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1999).	
10.5	Amended and Restated Employment and Non-Competition Agreement between the Company and Robert Taylor dated July 15, 2001 (incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).	
10.6	Amended and Restated Employment and Non-Competition Agreement between the Company and Kenneth Blanchard dated July 15, 2001 (incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).	
10.7	First Amendment to Amended and Restated Credit Agreement dated as of May 2, 2001, among the Company, SESI, L.L.C., Bank One, NA, as agent, Wells Fargo Bank Texas, N.A., Whitney National bank, and the other lenders specified therein (incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 30, 2001).	
10.8	Second Amendment to Amended and Restated Credit Agreement dated as of November 14, 2001, among the Company, SESI, L.L.C., Bank One, NA, as agent, Wells Fargo Bank Texas, N.A., Whitney National bank, and the other lenders specified therein (incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).	
10.9	Third Amendment to Amended and Restated Credit Agreement dated as of November 16, 2001 among SESI, L.L.C., as Borrower, Superior Energy Services, Inc., as Parent, Bank One, NA, as Agent, Wells Fargo Bank Texas, N.A., as Syndication Agent, Whitney National Bank, as Documentation Agent, and the lenders party thereto (incorporated herein by reference to the Company's Current Report on Form 8-K dated March 6, 2002).	
10.10	Purchase Agreement, dated December 31, 2001 between SESI, L.L.C. and Terence E. Hall (incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).	
10.11	Superior Energy Services, Inc. 2002 Stock Incentive Plan (incorporated herein by reference to the Company's Definitive Proxy Statement in connection with its 2002 Annual Meeting of Stockholders).	
10.12	Fourth Amendment to Amended and Restated Credit Agreement dated as of June 11, 2002 among SESI, L.L.C., as borrower, Superior Energy Services, Inc., as parent, Bank One N.A. as agent, Wells Fargo Bank Texas, N.A. as syndication agent, Whitney National Bank as documentation agent, and the lenders party thereto (incorporated herein by reference to the Company's	

Exhibit No.	Description	Seq. No.
	Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).	
10.13	Fifth Amendment to Amended and Restated Credit Agreement dated as of September 30, 2002 among SESI, L.L.C., as borrower, Superior Energy Services, Inc., as parent, Bank One N.A. as agent, Wells Fargo Bank Texas, N.A. as syndication agent, Whitney National Bank as documentation agent, and the lenders party thereto (incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).	
10.14*	Superior Energy Services, Inc. Directors' Stock Plan dated April 30, 2000.	
21.1*	Subsidiaries of the Company.	
23.1*	Consent of KPMG LLP.	
99.1*	Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	
99.2*	Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	

*Filed herein


SUPERIOR
ENERGY SERVICES, INC.

1105 Peters Road Harvey, Louisiana 70058 504-362-4321 www.superiorenergy.com